/14

07027536

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Anadis Limited

*CURRENT ADDRESS 4 Capital Link Drive
Campbellfield 3061
Victoria, Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 30 2007
THOMSON
FINANCIAL

FILE NO. 82- 35124 FISCAL YEAR 6/30/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: BS

DATE: 10/26/07


Anadis Limite
nual Report 200
Travelan
Travelan®
Reduces the risk of
TRAVELLERS'
DIARRHOEA
When travelling don't wait
for the symptoms to occur!
30 CAPLETS
Belgiu
Belgiu
Chicago O'Hare
ANADIS

6-30-06 082-35784
AR/S

ABN: 80 063 114 045

CONTENTS

Notice of Annual General Meeting
The Anadis Annual General Meeting will be held at The ASX Theaterette, Australian Stock Exchange 530 Collins Street Melbourne at 2.00pm, 14th November 2006

Anadis Limited
ANNUAL REPORT 2006

HIGHLIGHTS:

- Travelan
  - Available Nationally
  - Receives "Green Light" for sales into the US market – distribution negotiations well under way
  - Canadian Distributor Appointed
  - African Distributor Appointed
  - Declared safe for use by international athletes.
  - Potential as a therapeutic for Inflammatory Bowel Disease
- EV-71 in commercialisation phase
  - Cattle vaccines receives regulatory approvals
  - Commercialisation scale up of antibodies underway
  - Distribution negotiations in progress
- Anadis receives $973k grant for work on DPT (Decoy Profiling Technologies)
- Anthrax Lethal Toxin 100% Neutralised by Anadis Antibodies.
- Raises antibodies against Ricin and Botulisum
- Influenza expert appointed to Scientific Advisory Panel
- Anadis working to combat antibiotic resistant hospital "Super-Bugs"
- "Aussie Bodies" signs new 2 year manufacturing contract

Anadis –
Delivering On
The Promise Of Biotechnology

Chairman's Report

Dear Shareholders,

The year to 30 June 2006 has been one of continued investment and expansion in the commercialisation of our lead technologies. Your company continues to invest heavily in the lead products Travelan (Travellers Diarrhoea preventative), and EV-71 (Enterovirus 71 preventative), the latter scheduled for launch mid 2007. Both products are based on Anadis' unique technologies for producing hyperimmune colostrum.



Anadis has, since year end, entered into an agreement for overseas distribution of Travelan in South Africa, and is poised to sign agreements in Canada and the USA. We have worked with these international distributors to improve the packaging and look forward to beginning the international expansion of this unique and effective product.

Importantly the expansion in the area of commercialisation has not been at a cost to our research programs. Additional clinical indications for Travelan are to be explored, potentially adding value to an existing product. Anadis was also successful in securing a research grant for approximately $1 million.

Our Respiratory work and Bio-Defense research experienced significant levels of achievement with promising outcomes, in particular the expansion of the Respiratory program to in the area of Influenza. To aid this effort, an internationally recognised influenza expert, Assoc. Professor Lorena Brown, has been appointed to our Scientific Advisory panel.

Our toll manufacturing division recently renewed our contract to manufacture the majority of Aussie Bodies products for a further two years. We have also obtained new clients for our operations, increasing through put and further utilizing our small scale freeze drying capabilities for specialty products.

The company completed a successful capital raising in June this year accumulating approximately $1.7 million from existing and new, institutional and professional investors. Significantly the major contributor was an existing shareholder.

The year to 30 June 2006 has provided a significant challenge to the biotechnology sector and we believe the steps we have taken will result in the future success of your company.

I thank Conor Graham, our CEO, for his work during the year. Conor has an excellent team around him, each of whom makes a contribution to the success of Anadis. Finally, thanks to my fellow directors for their continuing advice.



Philip Molyneux
Chairman
26 September 2006

CEO's Report

Dear Shareholders

The 2005/06 financial year was one of strong progress in our efforts in both our R&D programme and the commercialisation and marketing of products emerging from these research efforts. We have also actively sought to bolster and expand the scope of our toll manufacturing base, seeking additional and diverse opportunities.



Your company's research portfolio is based on a well defined and solid technology platform, targeting naturally sourced antibodies to be utilised across a wide range of applications, from therapeutics, to functional food, and even defensive military applications. All our research and development projects are being advanced at the fastest possible rate, given the constraints for a company of our size.

Of significant development this year, it is believed that our Travelan product has potential as a treatment of other gastrointestinal conditions, in the area of IBD (Inflammatory Bowel Disease) and IBS (Irritable Bowel Syndrome). As a consequence of this, we are now commencing a pilot study into this potential new use for Travelan, which presents the possibility for an additional large, international market for a product which is already permitted to be sold in many markets around the world, including the US.

We continue to pursue additional international markets for Travelan going forward, and anticipate successes in this endeavor as we broaden our marketing efforts on both a regional and country by country basis. Evidence of these efforts are already visible in markets including the US, Canada and the African Continent. During the latter half of the 2006/07 financial year we are targeting to have a preventative product against Enterovirus 71 ready for market launch. Although it is a substaitial task in terms of manufacturing, regulatory compliance and marketing to achieve this time frame, we believe this to be achievable and are pushing ahead vigorously to make this a reality.

Our toll manufacturing continues to provide significant cash contribution to support our research and commercialisation efforts, and provide in-house expertise on product manufacturing scale-up for Anadis' own products.

The solid work accomplished during the 2005/06 financial year puts your company in a strong position for further advances across our research and development, product commercialisation and toll manufacturing efforts.

I would like to take this opportunity to thank the loyal band of executives and staff who contribute, over and above the call of duty, to realise the potential of the Anadis vision.



Conor Graham
CEO & Managing Director

Board of Directors

Pictured from left to right:

Roman Zwolenski

Professor Roy Robins-Browne

Dr Peter Jenkins

Philip Molyneux

Arie Nudel

Conor Graham



Philip Molyneux BEcon FCA
Chairman & Non Executive Director Chartered accountant – professional experience in excess of 30 years.
Former Partner of Ernst & Young.
Experienced in public company accountability, finance and corporate governance.
Director of a number of listed public companies for over 10 years.
Also involved with a number of not-for-profit organisations.

Conor Graham
Managing Director & CEO
Extensive background in both the management of bioscience companies and in the development and marketing of bioscience related products.

Dr Peter Jenkins MBBS FRACP
Non Executive Director
Consultant Physician & Gastroenterologist.
Director of listed and unlisted public biotechnology companies and experience in the management of gastrointestinal diseases and the challenges facing biotech companies.



Professor Roy Robins-Browne MB BCh PhD FRCPA FRCPath FASM
Non Executive Director, Professor of Microbiology & Immunology - University of Melbourne.
Head of Microbiological Research - Murdoch Children's Research Institute.

Roman Zwolenski BSc Biosciences
Non Executive Director and Non Executive Director of several other Australian biotech companies.
Over 30 years senior management experience with multinational corporations and with Australian companies in the biomedical and biotech sectors.

Arie Nudel BComm BSc GAICD
Non-executive director. His career includes roles as a Network Engineer, Systems Analyst and Dealer for a Funds Management organization. Arie consults for Anadis Ltd as well as a number of other private companies.

TECHNICAL ADVISORS



Professor Colin Chapman BPharm BVSc(Hons) PhD FPS
Advisor - Pharmaceutical products & formulations.
Head of Pharmacy College Monash University.



Associate Professor Lorena Brown BSc PhD
Associate Professor of Microbiology and Immunology -
University of Melbourne - Advisor Influenza.



Associate Professor JG (Hans) Kusters PhD
Advisor - Gastrointestinal Disease
Associate Professor, Department of Gastroenterology &
Hepatology Vrije Universiteit, Amsterdam
Academic Hospital Digzigt, Rotterdam, The Netherlands.



Professor Andrew Sinclair BAgSc PhD
Advisor - Nutraceuticals & Nutritional Physiology.



Professor Frank Dudley BSc(Med) MBBS FRACP MD
Advisor - Gastrointestinal Disease & Clinical Management.
Head of Gastroenterology - Melbourne's Alfred Hospital.



Dr David Anderson BSc PhD
Deputy Director McFarland Burnet Institute in Melbourne.
David is an internationally recognized virologist with particular
expertise in picornaviruses (such as Enterovirus 71).

Product & Research Portfolio

- Outline
- Travelan
  - o International Expansion
  - o Travellers Diarrhoea
  - o Treatment for Inflammatory Bowel Disease (IBD) and Irritable Bowel Syndrome (IBS)
- EV-71 - Enterovirus 71
- The *H.Pylori* Program – Pyloran
  - o DPT - Decoy Profiling Technologies
- Bioshield
- Biological Agent Management
  - o Respiratory Protection
  - o Diagnostics
- Influenza A Preventative
- Hospital "Super-Bugs"
  - o CDAD – Clostridium difficile (*C.difficle*) Associated Disease
- Immune Stimulating Infant Formula

Anadis Product & Research Portfolio

For Anadis, the financial year 2005–06 was one of enormous internal activity, laying the foundations for the international expansion of Travelan and the Enterovirus-71 preventative.

In conjunction with the massive commercialisation initiative, the research portfolio has continued to expand and evolve. As novel applications for the technology platform are revealed, programs are established which offer the potential to bring products to large specific markets with unmet needs, in a significantly shorter timeframe than conventional pharmaceutical development.

Our platform of specific antibodies for the use against disease states has demonstrated itself with the diverse potential applications of this technology in the area of human health.


IBD
Travelan
Travellers
Diarrhoea
NSAID
side effect
Treatment
Non-Steroidal
Anti-Inflammatory
Biological
Agent
Diagnostics
Anthrax
Plague
Biological
Agent
Containment
Ricin
Botulism
Respiratory
Protection

Primary benefits include:

- Naturally derived antibodies → High safety profile
- Natural bias of products → reduced regulatory hurdles.
- Economical "bulk" antibodies
- Development time to market reduced considerably.
- Wide range of potential applications for these technologies.
- Diverse and unconventional opportunities.


& IBS
EV-71
Enterovirus 71
Pyloran
CDAD
Clostridium difficile
(C. diff) Associated
Disease
Influenza
Preventative
Functional
Foods

Research and Commercialisation, leading to the creation of shareholder value is the key endeavour for Anadis Limited. Anadis continues to strive to release "Early to Market" products – readily available without prescription - in order to accelerate the commercial success of the company.

Being committed to 'delivering on the promise of biotechnology' – Anadis is proud to present the highlights of our product and research portfolio.

Travelan

Travelan is Anadis' revolutionary over-the-counter (OTC) preparation scientifically and clinically proven to significantly reduce the risk of Travellers' Diarrhoea. Travelan, a natural, pre-emptive product, is available without prescription and contains naturally derived specific antibodies against ETEC (Enterotoxigenic *E. coli*), the most common cause of Travellers' Diarrhoea (TD).

The specific antibodies in Travelan bind to the *E. coli* bacteria in the intestinal tract, significantly minimizing the ability of these bacteria to bind to the intestinal wall, thus shielding the user from TD. Travelan is a not an antibiotic, and therefore not associated with the usual negative antibiotic side effects.

Travelan enables the traveller, or for those who dine out, to do so with significantly reduced risk of becoming ill due to exposure to very common *E.coli* bacteria.

Hospital clinical trials in the US and Europe, have shown Travelan to provide up to 90% protection against Enterotoxigenic *E. coli* (ETEC), the main cause of Travellers' Diarrhoea.

Travelan Approved For Use By International Athletes

Analysis by the Australian Government Analytical Laboratory, (IOC (International Olympic Committee) accredited) confirmed the absence of any prohibited substances as defined by the World Anti-Doping Code 2006 Prohibited List. Anadis can issue written guarantees for the use of Travelan by athletes - for the risk reduction of Travellers' Diarrhoea - when used in accordance with the directions on the pack and product leaflet.

Anadis is actively pursuing an international market of high profile sporting organisations, including those preparing for competition in the Beijing Olympics during 2008, and international touring cricket teams.

Travellers' Diarrhoea (TD) is the number one health problem for international travellers. For athletes the symptoms of TD poses the risks of being disabled by stomach cramps, bloating, nausea, dehydration and diarrhoea.

TD could potentially lead to lost training time, withdrawal from events and of course have a significant impact on performance. TD can also impact sporting organisations, agencies and broader sporting bodies when their athletes and administrators are stricken – with potentially significant losses.

Travelan International Packaging

During the of the process of the development taking Travelan into the international market, Anadis undertook considerable research with a diverse range of potential stakeholders including international distributors, pharmacy / drug stores, pharmacists and consumer focus groups.

It was unanimously agreed that the existing pack could benefit from changes which would make it more in line with the generally recognised colours which underline vacation and relaxing, and those which are predominately used internationally for gastrointestinal type healthcare products.

The actual tablets have also been improved, being more uniform in colour and significantly less brittle.

After considerable rework and further analysis the resultant product has been acknowledged as modern looking, more informative and better addressing the call to action.


Travelan
PROTECTION
TRAVELLERS'
DIARRHOEA

Canadian Package Artwork


Travelan
PROTECTION
DIARRHOEA

USA Package Artwork

International Expansion

Although Travelan is currently available nationally, the Australian market represents only a small percentage of global travellers. Clearly the real opportunities for this product exist offshore. The process of Travelan becoming an international health care product is underway with on going negotiations establishing distribution channels in a number of overseas markets.

The registration of healthcare products is a slow and difficult process, with each market having its own requirements. Time delays are common and often beyond the control of Anadis. With this in mind it is important to note the success in receiving a "Green Light" to enter the United States market, and the establishment of distribution arrangements in some key secondary markets including regulatory approval to market.

Currently the concentration of the international effort is in the key market of the United States, where late stage discussions are in progress. This key market has an estimated 25 million travellers to Travellers Diarrhoea "high risk" destinations each year - not including the greater number to destinations considered "medium risk". In the near term Anadis expects to have distributors for Travelan appointed in the US, Canada, Singapore, Taiwan, Thailand and the African Continent.

The success of these efforts is already reflected with the appointment of a Canadian distributor in December 2005 and an African Continent distributor during July 2006.

VALEO PHARMA

Anadis has chosen Valeo Pharma Inc. for the distribution of Travelan in the Canadian market due to its success in acquiring and marketing "over the counter" (OTC) and prescription products throughout Canada, with a proven track record in the management of distribution and commercialisation responsibilities for third party products.

Valeo Pharma have the experience and ability to successfully and aggressively promote products through their targeted innovative marketing and sales activities. Their strategies focus on strengthening trade commitment and increasing brand awareness among physicians, pharmacists and other healthcare professionals. With extensive work being done to prepare the product for Canada being now well underway, their first order is expected well before year end.

Anadis has appointed Pharmaco as the exclusive distributor of Travelan for the entire African sub-continent due to its extensive distribution and marketing network throughout the continent. Pharmaco has its Head Office in South Africa, a subsidiary in the Ivory Coast, and regional offices in Cameroon and Senegal.

Pharmaco
Your Gateway into Africa

Currently Pharmaco is the South African distributor for a number of large international clients including: Roche, Abbott, ICN/Valeant, Sanofi Pasteur, United Pharmaceuticals and Bioniche.

As part of the appointment, Pharmaco has undertaken to market and promote Travelan, being responsible for all these activities across the African continent. Travelan is to be targeted at both internal travellers and those from abroad.

Travellers Diarrhoea

Travellers Diarrhoea (TD), otherwise known as; Tourista, Delhi Belly, Montezuma's Revenge, Trots etc., is described as the number one (1) health problem for international travelers in terms of frequency and economic impact. Infection with the E.coli bacteria is the most common cause.

This infection is easily obtained through drinking water, or even eating food that has been washed in the local water, or through poor sanitary practices. Once inside the body, the E.coli, attach to the small intestine wall from where they release toxins causing the intestinal reaction that is TD.

According to Government and Medical sources, the symptoms of TD include:

- Abdominal bloating, cramps & pains
- Nausea
- Diarrhoea
- Fever
- Vomiting

Until Travelan OTC products could treat the symptoms, with severe cases of TD requiring antibiotics . Having any symptoms, however mild, can be disconcerting and disruptive, ruin an important business trip - or a well deserved holiday.

TD affects numerous travellers worldwide – on average 40% of the millions of international travellers. Over one third of these travellers become ill enough to pursue planned activities.

Treatment for Inflammatory Bowel Disease (IBD) and Irritable Bowel Syndrome (IBS)

As a result of positive feedback from a number of healthcare providers, including medical specialists, Anadis is now investigating the use of Travelan for additional gastrointestinal therapeutic indications.

Reports to the Company indicate that a significant number of patients with a range of gastrointestinal conditions, including irritable bowel syndrome (IBS) and inflammatory bowel disease (IBD), have experienced an improvement in some their symptoms (e.g. diarrhoea) whilst taking Travelan.

Inflammatory Bowel Disease (IBD) is the collective term given to two conditions - namely ulcerative colitis and Crohn's disease. These two disorders, primarily of the lower gastrointestinal tract (large bowel or colon) are characterised by inflammation of the intestine resulting in abdominal pain, diarrhoea (often bloody) and weight loss.

The cause of both conditions is unknown although there is increasing evidence that dysfunction between the patients' immune system and the gut flora may play a role in continuing disease activity.

Currently there are over 70,000 people with IBD in Australia, while between 1 and 1.4 million people in the United States and 2.2 million people in Europe suffer from these diseases..

Diarrhoea or increased stool frequency is prevalent in many lower gastrointestinal tract conditions such as irritable bowel syndrome (IBS) and inflammatory bowel disease (IBD).

The scientific basis for using Travelan as a therapy in IBD relates to the antibodies in Travelan being able to bind some of the bacterial products that may be involved in triggering the persistent inflammation which occurs in these conditions.

IBD Pilot Study

After review of the clinical evidence and testimonials fom IBD and IBS sufferers, the Anadis Scientific Subcommittee has agreed to conduct a single arm, uncontrolled pilot study in patients with stable IBD in whom Travelan will be added to their current treatment.

Any beneficial therapeutic effect of Travelan will be assessed through the use of widely accepted disease activity markers. This study is expected to run during the second half of 2006 at a major Melbourne hospital.

Travelan is a well tolerated, natural preparation which has already received approval for sale. Travelan is available as an over-the-counter (OTC) in pharmacies nationally and would be immediately available for potential patients.

Visit **www.travelan.com**


Travelan
Travelan
TRAVELLERS
DIARRHOEA

Enterovirus 71 (EV-71)

2004 and 2005 saw Anadis develop a protective therapy against Enterovirus 71 and obtain preventative bioactive proteins (antibodies) against Enterovirus 71 from hyper immunizing colostrum. In terms of health care development, this is an almost unbelievable achievement for a project that began late in 2002.



Now, in 2006, the massive commercialisation phase of this project is underway, with product anticipated to be available for Taiwan during the Northern Hemisphere summer of 2007.

Anadis is currently on schedule to deliver protection, beginning with the children of Taiwan, then ultimately the affected Asian region (in the form of an anti-EV-71 antibody)

The EV-71 project is of major commercial significance to Anadis, offering the potential of contributing significant revenue, commencing late in the 2006/07 financial year. Anticipated demand for the product appears solid as the risk of Enterovirus expands in terms of geography. This disease is in the Asia-Pacific region – particularly in Taiwan and China. However, outbreaks, including fatalities, being reported in Hong Kong, Vietnam, Malaysia and Singapore.

Recently, Enterovirus- 71 tragically reached epidemic proportions in the Malaysian state of Sarawak, with the disease afflicting over 10,800 children, with 11 fatalities.

Since the beginning of 2006 considerable work was done to ensure the vaccine used for the hyper-immunisation of dairy cattle received the appropriate AQIS (Australian Quarantine Inspection and Service) and APVMA (Australian Pesticides & Veterinary Medicines Association) approvals. These approvals have now been granted to Anadis.

Following this approval the commencement of the EV-71 "hyper-immunisation" program began. The program is expected to deliver antibodies, starting late August. Anadis will "scale-up" over the next 5 years to supply anticipated demand for these antibodies to affected areas.

Demand is expected to be significant, with Taiwanese Government estimates for Taiwan alone being in excess of 110 million doses per annum.

The EV-71 preventative will act as a 'suit of armour' over a potential epidemic. By taking the Anadis EV-71 preparation children will be less likely to contract the disease or be harmed by it.
Anadis continues to actively work with key organizations in Taiwan to ensure product registration, marketing and distribution will be ready in this timeframe.

What is Enterovirus-71?

Enterovirus 71, a polio like disease, is one of the viruses that causes 'hand, foot and mouth' or 'slapped cheek' disease in young children. Mild symptoms usually include a rash and quieter than normal behavior, while a significant proportion of younger children can develop nervous signs such as fits, paralysis and even death.

The World Health Organisation (WHO) has classified Enterovirus 71 as an emerging 'disease state', and are comparing the disease with the spread of polio in Europe and North America in the late 19th century.

According to Taiwanese government figures, since 1998 there have been millions of cases reported with thousands of severe cases and hundreds of deaths. In 1998 alone, more than four and a half million illnesses were caused by the virus including 500 severe neurological cases and 78 deaths. Most of these were children under the age of four.

Enterovirus 71 isn't as yet well known in Australia, yet in the Asia-Pacific region major outbreaks are becoming increasingly common. Outbreaks of Enterovirus 71 are mainly confined to Asia but have been reported in Europe and Australia.


Your Child's Health is the Most Important Thing
EVProtect
Helps Prevent
Hand, Foot & Mouth Disease
in Children (Enterovirus 71 / EV71)


His future has no limits.

Examples of potential artwork advertising for the Enterovirus 71 preventative.

H.pylori Program – Treatment of gastritis and gastric ulcers (*H. pylori*)

H.pylori is associated with the development of most duodenal and gastric ulcers and, additionally, some forms of gastric cancer and lymphoma. The World Health Organisation has declared the bacterium *H.pylori* a Class 1 carcinogen, equivalent in seriousness to tobacco smoke.

Anadis has completed a Phase II clinical trial at the Alfred Hospital in Melbourne. This trial has demonstrated the bioactive developed in the Anadis *H.pylori* program, is of significant benefit to patients suffering from gastritis associated with the bacterium, *H. pylori*, and a good adjunct ulcer therapy.

Patients participating in this trial were suffering from non-ulcer dyspepsia with symptoms of nausea, abdominal discomfort/pain and bloating. Those that received the Anadis product showed significant relief in symptoms and a significant reduction in *H.pylori* infection.

Due to the enormous load already on the Company with Travelan and EV-71 commitments, Anadis, to date, has not concentrated on the commercialisation of this research. This is clearly an area which has enormous market potential and continuing research is furthering the capabilities of our technologies in this area. Anadis anticipates that with greater resources (in particular a suitable partner) this will be an extremely significant area in which Anadis will benefit human health globally.



Significant Market Size

Of significance with *H.pylori* is the alarmingly high number of people carrying the bacteria. Research suggests over 30% of people in the western world, and more than 50% [illegible] are carriers of *H.pylori*. Of these people, it is expected at least 20% will develop ulcers or other gastrointestinal symptoms.

Country	Prevalence of *H.pylori* infection
Korea	> 20 million
Taiwan	≈ 8 million
Japan	≈ 50 million
US	≈ 108 million
UK, France, Italy	≈ 70 million

Why is the Anadis *H.pylori* program different from conventional treatment?

Conventional treatments exist, but they have their limitations, e.g. inhibitor drugs are typically [illegible] periods and don't address the infection. While intensive antibiotic therapy is currently used, [illegible] resistance is potentially compromising this treatment, and the associated side effects from antibiotics [illegible] pose further health risks.

In contrast to conventional treatment, the Anadis treatment offers a highly promising alternative. The treatment is non-antibiotic and therefore has no risk of antibiotic resistance. The product is natural and well tolerated, minimising adverse impact on a patient's wellbeing.

H.pylori vaccine

Allied to the work in the *H.pylori* treatment and DPT program, Anadis is currently involved in work to develop a candidate vaccine against *H.pylori*. As mentioned before in regards to Pyloran, *H.pylori* has been declared a Class 1 carcinogen by the World Health Organisation, as serious as tobacco smoke. Initial findings are showing promising results, and research continues.

Decoy Profiling Technologies (DPT)

Decoy Profiling Technologies (DPT) enables the removal of 'decoy' materials from vaccines, leading to greatly increased levels of specific beneficial antibody production. It is believed DPT will be able to improve vaccine technology to the extent which allows cost effective antibody production for the multi billion dollar Functional and Medical Food markets.

Although antibodies have the potential to be used effectively in many applications in the functional food area, current antibody production costs prohibit their use in this large and growing market.

This work continues concurrently with the efforts to commercialise a *H.pylori* treatment as an OTC, and also the ability to use these antibodies in everyday food products to broaden the market, giving people the ability to take a "multi-pronged" approach to this problem.



BioShield

BioShield is a set of techniques for the protection of human friendly bacteria (probiotics), vaccines, enzymes, delicate proteins & antibiotics, in the hostile stomach environment. The Anadis BioShield program comprises of a set of "Bio Shield" technologies – each with its own method of bioactive protection.

Anadis' BioShield technologies are key components in the both the *H.pylori* treatment, the Enterovirus 71 preventative, are utilized in the Bio-warfare Respiratory Protection program and will make up a component of a potential *C.difficle* treatment.

Anadis' technology for delivering pharmaceutical and other bioactive molecules to the stomach wall and the small intestine is a spin-off from the *H.pylori* research. As this technology develops, it appears to offer delivery solutions to a wide range of proteins and drugs that are sensitive to digestive acids. These technologies could give new life to a variety of other manufacture's products that would otherwise be destroyed in the stomach.

Tests conducted by Anadis have demonstrated that 90 per cent of probiotics taken orally are destroyed in the harsh stomach environment within 10 minutes. In contrast, BioShielding techniques protects the probiotics to the degree that 90 per cent are still alive after one hour of exposure, thereby allowing greater numbers of probiotic bacteria into the intestine to promote positive gut health.

"Probiotics are human friendly bacteria that can be used to 'crowd out' pathogenic gut bacteria and promote the health of the digestive tract. Currently, they are mainly presented in natural yogurts and fermented drinks."

Commercialisation

A hurdle for probiotic manufactures has been the need for continuous refrigeration of the probiotics. This has lead to the desire for a stable "delivery system" with emphasis on temperature (non-refrigerated) and dry form delivery for use in a wider variety of applications. One arm of the BioShield program lead to the discovery which enables long shelf-life preservation of probiotics on dry food surfaces. Anadis has BioShield probiotic viable Corn Flakes, kept at room temperature, for well over 5 months. The application of this technology is through tasteless and odourless spray, this opens the door for a vast number of "Functional Food" opportunities from probiotic breakfast cereal to probiotic hamburger buns for fast food outlets.

Serious interest in BioShield 10 has been expressed by a number of companies and negotiations are underway for a variety of potential applications for these technologies. BioShield 10 also has the potential for use with some vaccines & prescription drugs to improve efficacy, lower dosage requirements and allow for oral delivery.

Biological Agent Management (Formerly Respiratory Protection)

During the 2005/06 financial year the project previously known as "Bioterrorism & Respiratory Protection" expanded its objectives due to the keen interest by various Government, Defence and Emergency Management organisations - both local and international.

It was quickly realised as a result of the research success, that Anadis provided an opportunity to utilise antibodies in way that had previously not been thought possible, due to limitations in production and economics.

With the threat of biological terrorism a real issue for developed nations across the globe, the use of Anadis antibodies and ancillary technologies in the management of biological agents has become an important project for Anadis from both a commercial view point and as a scientific organisation contributing to the nation.

Bio-Warfare Respiratory Protection

"Neutralisation of Respiratory Toxins and Pathogens" for temporary protection against respiratory pathogens, continues to make significant progress. Early work on this technology was the subject of collaboration between Anadis and the Australian Defence Science and Technology Organisation (DSTO), developing short-term respiratory protection for military personnel and civilian emergency workers, against a range of airborne biological warfare agents. These agents now include Anthrax, Plague, Ricin and Botulinum.

This project focuses on the protective actions of antibodies and their ability to bind and coat bacteria within the respiratory tract, reducing the capacity of airborne pathog[illegible]ffect humans.

Conventional approaches to fight these diseases rely on [illegible] ch [illegible] taken months before exposure or treatments given after exposure. Anadis' b[illegible] ch[illegible] potential of immediate protection against airborne virus and bacteria such as [illegible] responsive [illegible] conventional therapy after exposure.

Successful Resea[illegible]

During December 2005, [illegible] successfully demonstrated [illegible] human lung epithelial cells. Th[illegible]

This research carried out by the DSTO f[illegible] action of specific antibodies against leth[illegible] cells.

This in vitro research, carried out i[illegible] **both PA and LF were equally e[illegible] Lethal Toxin,** and the treatments [illegible] very s[illegible]

The important differentiator to previous an[illegible] (naturally raised in an anim[illegible] equivalent to previous m[illegible]

The key [illegible] antibodies [illegible] savings [illegible]



Prestigious International Support

Support and input has been offered from MARCE (the Mid-Atlantic Regional Centre of Excellence in Biodefense and Emerging Infectious Diseases) headquartered in Baltimore, USA. MARCE is a multi-campus organisation that was funded by the US government for US$42 million and has input from 16 prestigious Government, commercial and academic institution from around Washington DC.

The Director of MARCE, Professor Mike Levine has commented on the importance of this US-Australian collaboration, in strengthening the biodefense efforts for both countries. This assistance from MARCE will provide Anadis with expertise in key areas such as: scientific input from some of the world's top medical researchers, access to secure test facilities and field readiness evaluation reports.

Professor Mike Levine, Professor of Medicine and Pediatrics, in addition to being Director of MARCE, is the Director, Center for Vaccine Development, University of Maryland School of Medicine and, amongst others, sits on the NIAID (National Institute of Allergy and Infection Diseases) Blue Ribbon Panel on Bioterrorism Committee.

Diagnostics

During February 2006, Anadis announced the preparation of bulk antibodies against Ricin and Botulism for the Department of Defence (DOD) to supply diagnostic reagents to the Australian Public Health Network. These antibodies are to be utilised in diagnostic systems.

Importantly, this removes the reliance of Australia's relevant authorities on imported reagents, which potentially can become difficult to acquire. Antibodies being raised for the Public Health Network are against Ricin and Clostridium botulinum A, B, C & D toxins – two other significant bio-terrorism agents.

Success with Ricin Antibody

Results for the first antigen run in this program – Ricin subunit A – the Anadis raised antibodies successfully identified and neutralised the toxin. This success resulted in Anadis incorporating a Ricin antibody in the boarder Bio-Defence work.

Future Civilian Applications

Importantly, Anadis also views this research as a spring-board for further development opportunities in civilian applications. These applications include the prevention and treatment of allergic respiratory diseases such as Asthma and Hay-fever. This research is also the platform from which our Influenza program has been initiated.

Influenza Preventative & Treatment

As the result of keen interest by Influenza experts in the potential application of the Anadis technology platform in the area of Influenza, during early 2006 Anadis began its Influenza program as a spin-off from the "Respiratory Protection" project. Dr Grant Rawlin, General Manager R&D, already had significant experience with avian influenza, earlier during his career before joining Anadis. By March 2006 Anadis had appointed Associate Professor Lorena Brown, an international influenza expert, to the Scientific Advisory Committee. The Influenza program had begun and due to the technology already developed, it is expected to have a "Proof of Concept" as soon as early 2007.

The Program

Anadis plans to raise antibodies to provide passive immunity against influenza A viruses, and to be used as a possible treatment. The Influenza program will focus on a range of flu antigens (including the H5 "bird flu" strain), looking for cross protection, between strains of the virus, by polyclonal antibodies - for which evidence already exists.

Respiratory and oral delivery of antibodies is to be examined. Aspects of this technology come from the "Respiratory Protection" project performed in conjunction with the Department of Defence in the areas of respiratory delivery of antibodies and antibody fragments.


250 ml

Expertise In The Field

During March 2006 Anadis announced the appointment of influenza expert, Associate Professor Lorena Brown, Associate Professor of Microbiology and Immunology at University of Melbourne, to the Scientific Advisory Committee. Professor Brown has been actively involved in influenza research both in Australia and the USA, which has led to over 90 published works including a book on options for the control of influenza. Professor Brown has acted as an advisor to the World Health Organisation in Geneva on evaluation of immunity to influenza virus, and in 1996 was awarded the Ivanovsky Medal for her contribution to virology.

Associate Professor Brown will play a key role in the Anadis Influenza Research Program, with a keen interest in the use of polyclonal antibodies for prophylaxis and therapy.

Anadis expects to complete a "Proof of Concept" for this project by early Calender year 2007. If successful Anadis will seek partners for the further development and commercialisation of this important therapy.

Hospital "Super Bugs"

Hospital "Super-Bugs" refer to the relatively recent health issue which has come about as the result of mutation and adaptation by various "bugs" into strains which are largely unaffected by the medicines (usually antibiotics) available today. The resultant strains of untreatable "super-bugs" are a very serious risk to population health. Many of these "super-bugs" were once treatable, but with the wide spread use - and sometimes over use - of antibiotics, many of these "bugs" have mutated to become antibiotic resistant.

Antibiotic resistance is not an issue when antibody therapies are used, such as with Anadis hyperimmune antibody products. Antibody therapies <u>do not</u> contribute to the evolution of new antibiotic resistant "super-bugs".

Clostridium difficile (*C.diff*) Associated Disease – CDAD

Anadis is to raise antibodies in a combined Hyperimmune Colostrum and Bio-Shield 10 preparation against *C.difficile* – a bacterium responsible for between 30,000 and 75,000 fatalities each year in the US alone. Currently in Canada, and in parts of the US, certain strains of *C.difficile* are particularly virulent and pose a major threat to hospitalised patients, but this is now spreading with the bacteria now seen in Europe and it is thought that it is only a matter of time until *C.difficile* becomes more widespread in Australia.

Anadis is already in discussion with a potential North American joint venture partner for development, trials and commercialisation of this project.



The rate of *C.difficile* acquisition in some North American hospitals has been estimated to be 13 percent in patients with hospital stays of up to two weeks and 50 percent in those with hospital stays longer than four weeks.

Normally, harmless bacteria in the intestine prevent the overgrowth of *C.difficile*, but the use of broad-spectrum antibiotics can disrupt these 'healthy' bacteria, and allow *C.difficile* to proliferate excessively. Under these circumstances, *C.difficile* releases toxins which cause inflammation and damage the intestinal lining. Complications include perforation of the intestine and death.

Recently the emergence of high toxin producing *C.difficile* strains has highlighted this problem around the developed world.

C.difficile is responsible for a range of intestinal diseases from diarrhoea to fatal pseudomembranous colitis (ulceration and bleeding from the colon). CDAD is predominantly hospital acquired and usually associated with antibiotic consumption. Elderly patients are particularly at risk.

Epidemiology of *C.difficile*

C.difficile is a member of the genus Clostridium, which also includes the bacteria that cause tetanus, botulism and gas gangrene. It was named difficile because it grows slowly and was difficult to isolate.

C.difficile is the major diagnosed cause of infectious diarrhoea that develops in patients following hospital admission in the United States and developed countries around the world. Each year *C.difficile* infection results in approximately three million cases of serious diarrhoea and colitis in the United States alone. The mortality rate of these cases is approximately 1 to 2.5 percent.

Isolates from the UK, Canada and US are now being found which are 20 times more virulent than the conventional *C.difficile* isolates. The emerging high-toxin strains have far higher morbidity and mortality rates.

Almost all antibiotics, including vancomycin and metronidazole, the common antibiotics used to treat *C.difficile* infection, may cause CDAD. Other risk factors for the development of CDAD include advanced age, previous surgery and depression of the immune system such as that found associated with transplantation and HIV infection.

The Anadis technology advantage

Numerous studies have already shown "hyperimmune" bovine antibodies provide protection to *C.difficile* in vitro, animal and human studies. The Anadis Scientific team is expecting to have hyperimmune colostrum antibodies by early 2007 and expects to be at clinical trial phase within 12 to 18 months. Anadis believes it has the ability to develop a product that is both effective, easy to deliver and economical for widespread preventative use.

For patients, colostral antibodies may be used as a preventative for at-risk individuals or as a treatment to limit progression and prevent recurrence of disease. The formulation will utilise Bio-Shield 10, a set of patented technologies for the protection of delicate molecules in harsh environments (such as the acidic stomach), to protect the antibodies allowing safe passage into the intestine to neutralise the bacterial toxins.

As Anadis can already market colostrum based products in the United States, without the need for further registration, this therapy can potentially be on the market in a number of years – a fraction of the time required to develop a conventional pharmaceutical.

Market Opportunities

C.difficile and CDAD are serious and emerging issues of population health in many developed countries, especially in North America. An Anadis hyperimmune colostrum based therapy would be highly cost effective. A product such as this would be used as a preventative and as part of a treatment regime - potentially given to all at-risk patients in the hospital system and for a period of time following discharge.

Currently there are few alternate therapies, with further antibiotic therapy potentially worsening the situation. With the number of at-risk patient in US and Canadian hospitals in the millions per annum, the market size is substantial.

Future Expansion of this Program

C.difficile is the first "super-bug" to be looked at by this research program, a range of other "super-bugs" are being examined which could be also be controlled through the use of hyperimmune antibodies.

Immune Stimulating Infant Formula

Since late 2004, Anadis has been conducting research in conjunction with Tatura Milk Industries, aimed at developing a specialty milk powder for human infant formula for the Asian market. This work has been funded through a Commonwealth Government Food Innovation Grant ("FIG" grant) for approximately one million dollars.

This aim is for this new product to contain naturally high levels of anti-oxidants - which appear to be important in the immune development of children. Infants are born with poorly developed immune systems, and immune health is more significant in Asia than in the West because of enhanced risks from diseases.

Expected benefits of this formula include:

- Enhanced immune protection for infants arising from the capacity of antioxidants to stimulate immune function.
- Safe and effective function based on matching the anti-oxidant function levels found in human breast milk.
- Strong natural pathways for enhancing the anti-oxidant content. This is extremely favourable around the world and especially in Asia.
- Evidence of health benefits for the cow arising from the specialty diet. The inference is that healthier cows will provide more healthy milk.

Successful Expression of Anti-oxidants

In a period of less than 2 years, it was proven in principal that high levels of anti-oxidants can be expressed in milk through a natural pathway. Anadis and Tatura Milk Industries are currently in discussions with potential commercialisation partners, in particular from the Asian region. Much discussion has been at looking to utilise these naturally expressed anti-oxidants in products initially for adults.

Infant Formula Market Sizes

Market Potential

Total market size for infant formula in Asia is approx. 290,000 metric ton, with a wholesale value in the order of AUD$1.6 Billion - growing around 5% per annum.

Markets % by Volume

China	52%
Indonesia	16%
Japan	12%
South Korea	10%
Taiwan	10%

An opportunity for this project is in the development of health branded infant and child formula product for Asia (market approximately AUD $1.6B). The key differentiator from the usual approach of "spiking" infant formula with artificial chemical forms of bio-actives, is the Anadis/TMI proposed formula is made naturally - the cow including the antioxidant in the milk – packaged much the same way it is in human mothers' milk.

"One of the major differences in this project, from the usual approach to spiking infant formula with artificial chemical forms of bio-actives, is this proposed formula is <u>made naturally</u>"

Anadis Toll Manufacturing

Anadis' toll manufacturing facility continues to combine specialist knowledge, production expertise and a flexible approach to food manufacture, enabling this operation to aid in offsetting the Research and Development expenditure.

It is this maxim - flexibility - which is driving the success. The ability to work with our customers, understanding and providing for their specific requirements - be it manufactured products, packaging or ingredients.

During August 2006, a new two year supply contract for "Aussie-Bodies" a division of Health Brands Australia, was signed. Anadis will continue to manufacture the majority of Aussie Bodies supplement and slimming products, and some Healtheries products.

Highly Accredited Facility

The Anadis manufacturing facility continues to be fully compliant at the highest level and certified for both state and international HACCP (Hazard Analysis and Critical Control Point) and GMP (Good Manufacturing Practice) regulations as well as the APVMA (Australian Pesticides and Veterinary Medicines Association) for veterinary blends. Our products and premixes adhere to the highest quality standards and the strictest GMP requirements.

Accreditation Includes:

- Federal State & Local Legislative requirements for food processing & packaging, including to the requirements of Food Standards Australia New Zealand (FSANZ), their standards and regulations.
- Australian Quarantine & Inspection Service (AQIS) regulations for the export of food products.
- International Accreditation for quality manufacture under Codex International externally audited by SAI Global
- Practices & procedures are based on the National Code of Good Manufacturing Practice (GMP), and a HACCP program that has been developed with Australian and International accreditation is in place.
- Dairy Food Safety Victoria accreditation for the production of dairy products and its derivatives.
- Australian Pesticides & Veterinary Medicines Authority (APVMA) Manufacturers Licence

Continued Development

Organic food processing certification is underway, to enable Anadis to manufacture for third parties food products which can be certified organic. It is expected that this certification will provide additional production throughput, both in terms of expanding product ranges from existing customers and the attraction of new customers within the expanding organics' market.

Production staff undertake regular broad-based in-house training and all are completing formal certified training in food production. This further endorses our professional approach to safe and efficient production.

Throughout the past year, Government auditing bodies have placed a major focus on Allergen control and Anadis has complied with all aspects of this important and high-risk area.



Freeze drying services

The last year has seen the introduction of contract freeze drying assessments for the health food and nutraceutical sector. Anadis has a "small-scale" freeze drier on premises which is ideal for specialised products.

Anadis has produced successful trial batches for several health food companies so far and regular full use of our freeze drying systems and equipment is currently under investigation.

The Outlook

Anadis toll manufacturing continues to progress as a premium quality professional manufacturer, developer and product supplier to the food, nutraceutical and health & fitness industries. With a newly established contract from our major customer, significant accreditations, anticipated expansion into the organics' market and the development of a "boutique" freeze drying facility; the toll manufacturing business will continue to provide a significant contribution to the company.



Anadis Limited ABN 80 063 114 045
ANNUAL REPORT 30 JUNE 2006

Financial Statements

Contents

This financial report covers Anadis Limited as an individual entity. The financial report is presented in the Australian currency.

Anadis Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Anadis Limited,
4 Capital Link Drive,
Campbellfield, Vic. 3061

A description of the nature of the entity's operations and its principal activities is set out in the Directors' Report on page 30.

The financial report was authorised for issue by the directors on 12 September, 2006. The Company has the power to amend and reissue the financial report.

Through the use of the Internet, we have ensured that our corporate reporting is timely, complete and available globally at minimum cost to the Company. All press releases, financial reports and other information are available at our 'Investor information' section on our website www.anadis.com.au

Anadis Limited
Company Particulars

Directors	Mr Philip Molyneux *Chairman* Mr Conor Graham *Managing Director and CEO* Dr Peter Jenkins Mr. Arie Nudel (appointed 12 July, 2005) Professor Roy Robins-Browne Mr. Roman Zwolenski
Secretary	Mr David Woods
Notice of Annual General Meeting	The Annual General Meeting of Anadis Limited will be held in: ASX Theatrette, 530 Collins Street, Melbourne time: 2:00 pm date: 14 November, 2006.
Principal registered office in Australia	4 Capital Link Drive, Campbellfield. Victoria 3061 Telephone: (61) 3 9358 6388 Facsimile: (61) 3 9358 6399 www.anadis.com.au
Country of incorporation	Australia
Share register	Computershare Registry Services Pty Ltd Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067 Telephone: 1300 850 505
Auditor	PricewaterhouseCoopers Freshwater Place, 2 Southbank Boulevard Southbank. Vic. 3006
Solicitors	Landers & Rogers Lawyers Level 12, 600 Bourke Street Melbourne VIC 3000
Bankers	Australia and New Zealand Banking Group Limited 222 Exhibition Street Melbourne VIC 3000
Stock Exchange Listing	Anadis Limited shares are listed on the Australian Stock Exchange

Anadis Limited
Directors' Report

Your directors present their report on Anadis Limited for the year ended 30 June 2006.

Directors
The names and details of the Directors of the Company in office during the financial year and until the date of this report are:

Philip Molyneux
Conor Graham
Dr Peter Jenkins
Arie Nudel (appointed 12 July, 2005)
Professor Roy Robins-Browne
Roman Zwolenski

Principal activities
Anadis Limited is an Australian biopharmaceutical Company, which specialises in research and development of bovine colostrum derived products for therapeutic use in humans and animals.

Anadis Limited also carries on a manufacturing operation in health foods.

Operating results and dividends
The operating loss of the Company for the year ended 30 June 2006 was $3,559,931 (2005: $1,358,703).
No dividends were paid or declared during the period.

Review of operations and results
During the year the Company continued to pursue a comprehensive research and development programme. Travelan, the first product to be marketed from the research and development programme, was also launched internationally during the year.

The manufacturing facility continues to generate cash flow for the Company.

Significant changes in the state of affairs
There are no significant changes to the Company's state of affairs.

Significant events after the balance date

1. A distribution with Pharmaco Distribution Pty. Ltd. of South Africa has been signed on 24 July, 2006 appointing it exclusive distributor for Travelan across the African continent.
2. The Company successfully received approval from the government authorities for the commercial scale use of the Anadis Enterovirus-71 vaccine in cattle.
3. The Company signed a two year toll manufacturing agreement with Aussie Bodies Pty. Ltd. effective 1 July. 2006.

There are no other significant events which have occurred since 30 June 2006.

Future developments and results
Anadis Limited continues to be principally a research company developing human therapeutics from bovine colostrum. The development of a nutraceuticals business alongside the research programme allows the Company to exploit the research results at an earlier stage than pharmaceutical proof. In addition, the manufacturing facility, is regarded as an important adjunct to the Company's research activities. It is providing an early revenue source which will partly underwrite the balance of the research programme.

Further information on likely developments in the operations of the Company and the expected results of operations have not been included in this report because the Directors believe it could be likely to result in unreasonable prejudice to the Company.

Environmental regulation
Anadis Limited complies with all State and Local Health standards for the manufacture of dairy based products and is approved as a registered food processing facility (licence number 20379) under the Australian Code of Practice for Dairy Factories, Dairy Food Safety Act (Victoria).

Anadis Limited has also obtained registration;

- As an export establishment for the production of prescribed goods within the Australian Quarantine Inspection Service (AQIS). The Company is HACCP and GMP accredited, and
- To produce veterinary products under an Australian Pesticides & Veterinary Medicines Authority (APVMA) Manufacturers Licence.

Anadis Limited
Directors' Report

Information on directors

Philip Molyneux B. Econ. FCA, *Chairman – non-executive. Age 62*

Experience and expertise
Independent non-executive chairman for 8 years. Philip is a chartered accountant and was a partner of Ernst & Young. He is a director of several listed and unlisted companies as well as not-for-profit organisations.

Other current directorships
Equity Trustees Limited –Non-executive director (since 1992) & Chairman (since 2003)
Pro Medicus Limited – Non-executive director (since 2000)

Former directorships in last 3 years
QSR Limited. Non-executive director from September 2003 to June 2004
Sundowner Motor Inns Limited. Non-executive director from July 2003 to June 2004

Special responsibilities
Chairman of the Board
Member of the Audit & Risk Management Committee

Interests in shares and options
250,000 ordinary shares in Anadis Limited
350,000 options over ordinary shares in Anadis Limited

Conor Graham, *Managing Director and Chief Executive Officer. Age 55*

Experience and expertise
Managing Director and CEO for 9 years. Conor has an extensive background in the management of bioscience companies and in the development and marketing of bioscience related products.

Other current directorships
None

Former directorships in last 3 years
None

Special responsibilities
Managing Director and CEO

Interests in shares and options
Self – 936,250 ordinary shares in Anadis Limited
Through firms – 2,518,163 ordinary shares in Anadis Limited
750,000 options over ordinary shares in Anadis Limited

Dr Peter Jenkins MBBS, FRACP. *Independent non-executive director. Age 60*

Experience and expertise
Independent non-executive director for 12 years which includes 4 years prior to ASX listing. Peter is a practising gastroenterologist with experience in the management of gastrointestinal diseases and also extensive experience in the challenges facing biotech companies. Former judge Australian Technology Awards.

Other current directorships
Starpharma Holdings Ltd. Non-executive director (since 1996)
Aus Bio Ltd. Executive Director (since 2000)

Former directorships in last 3 years
None

Special responsibilities
Chairman of Audit & Risk Management Committee
Member of Scientific Committee

Anadis Limited
Directors' Report

Information on directors (continued)

Dr Peter Jenkins MBBS, FRACP. *Independent non-executive director. Age 60.* **(continued)**

Interests in shares and options
1,892,500 ordinary shares in Anadis Limited
250,000 options over ordinary shares in Anadis Limited

Arie Nudel, BComm, BSc Non-executive director. *Age 30*

Mr. Arie Nudel was appointed a director on 12 July, 2005 and continues in office at the date of this report.

Experience and expertise
Non-executive director appointed July 2005. Arie is a director of Parucroft Pty Ltd, and conducts a private consulting business. His career includes roles as a Network Engineer, Systems Analyst and Dealer for a Funds Management organization. Arie consults for Anadis Ltd as well as a number of other private companies.

Other current directorships
None

Former directorships in last 3 years
None

Special responsibilities
Member of the Audit & Risk Management Committee

Interests in shares and options
46,000 ordinary shares in Anadis Limited

Professor Roy Robins-Browne MB, BCh, PhD, FRCPA, FRCPath, FASM. *Independent non-executive director Age 59*

Experience and expertise
Non-executive director for 8 years. Roy is Professor of Microbiology & Immunology at University of Melbourne. He is also Head of Microbiological Research, Murdoch Children's Research Institute.

Other current directorships
None

Former directorships in last 3 years
None

Special responsibilities
Chairman of Scientific Committee

Interests in shares and options
15,000 ordinary shares in Anadis Limited
250,000 options over ordinary shares in Anadis Limited

Roman Zwolenski BSc *Independent non-executive director. Age 59*

Experience and expertise
Non-executive director for 4 years. Roman is Managing Director of ASX listed biotech company AMBRI Ltd. His career includes 11 years in senior management with major healthcare corporation Roche Diagnostics Division and then 6 years as CEO of ASX listed Agen Biomedical Ltd.

Other current directorships
AMBRI Ltd - Non-executive director since September 2003, Managing Director October 2003.
USCOM Ltd – Non-executive director since October 2002.

Former directorships in last 3 years
None

Anadis Limited
Directors' Report

Information on directors (continued)

Roman Zwolenski BSc *Independent non-executive director. Age 59.* **(continued)**

Special responsibilities
Member of the Audit & Risk Management Committee

Interests in shares and options
250,000 ordinary shares in Anadis Limited

Company Secretary.
The Company Secretary is Mr. David Woods FCPA, ACIS. Mr Woods was appointed to the position in 2000. Before joining Anadis Limited he held a similar position in another listed public company for 4 years and prior to that was employed as company secretary/chief financial officer of an unlisted public company in the petroleum exploration and production industry.

Directors meetings
The number of Directors meetings (including meetings of committees of Directors) held during the year and the number of meetings attended by each Director were as follows:

	Full meetings of directors		Meeting of non-executive directors		Meeting of committees Audit & Risk Management		Meeting of committees Scientific	
	a	b	a	b	a	b	a	b
Philip Molyneux	14	14	3	3	4	4	**	**
Conor Graham	14	14	*	*	**	**	**	**
Dr. Peter Jenkins	14	14	3	3	4	4	12	11
Arie Nudel	14	14	3	3	4	4	**	**
Professor Roy Robins-Browne	14	12	3	2	**	**	12	11
Roman Zwolenski	14	13	3	3	4	4	**	**

a = Number of meeting held during the time the director held office or was a member of the committee during the year.
b = Number of meetings attended.
* = Not a non-executive director
** = Not a member of the relevant committee

Remuneration report
The remuneration report is set out under the following main headings:

A Principles used to determine the nature and amount of remuneration,
B Details of remuneration,
C Service agreements, and
D Share-based compensation.
E Addition information

The information provided under headings A-D includes remuneration disclosures required under accounting standard AASB 124 *Related Party Disclosures.* These disclosures have been transferred from the financial report and have been audited. The disclosures in section E are additional disclosures required by the *Corporations Act 2001* and the *Corporations Regulations 2001* which have not been audited.

A. Principles used to determine the nature and amount of remuneration (audited)

Anadis Limited is a research and development company specializing in products derived from bovine colostrum. As such, it generates cash from capital raisings. It supplements this cash from contract manufacture at its plant in Campbellfield.

Anadis is also a company listed on the Australian Stock Exchange ("ASX"). It currently incurs losses as its research expenditure exceeds the cash inflow. However, its first product, Travelan, was released to the Australian market in late 2004 and internationally in 2006.

Anadis Limited
Directors' Report

Remuneration report (continued)

A. Principles used to determine the nature and amount of remuneration (audited) (continued)

Shareholder wealth is best measured by reference to success in research activities, and the price quoted on the ASX. Research into major potential products such as Travelan, EV 71 (for the prevention of enterovirus 71), and other general "gut health" items is progressing well.

The Board of Directors is responsible for determining and reviewing compensation arrangements for the Directors, the chief executive officer and the executive team. The Board assess the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from retention of a high quality Board and executive team.

The framework provides a mix of fixed and variable pay and long-term incentives.

Non-executive directors
Fees and payments to non-executive directors reflect the demands which are made on, and the responsibilities of, the directors. Non-executive directors' fees and payments are reviewed annually by the Board. The Chairman's fees are determined independently to the fees of non-executive directors based on comparative roles in the external market. Directors do receive share options when approved by shareholders.

Directors' fees
The current base remuneration was last reviewed with effect from 1 July, 2005. The Chairman's remuneration is inclusive of committee fees while additional fees are also paid to non-executive directors for their membership of Board committees. Bonuses are not paid.

Non-executive directors fees are determined within an aggregate directors' fee pool limit, which is periodically recommended for approval by shareholders. The pool, which was last varied by shareholders on 8 November, 2005, stands at $350,000 for cash remuneration.

Retirement allowances for directors.
Non-executive directors retirement payments are limited to compulsory employer superannuation.

Executive pay
The executive pay and reward framework has three components:

- Base pay and benefits, and
- Long term incentives through participation in the Anadis Limited Employee Share Option Plan, and
- Other remuneration such as superannuation.

The combination of these comprises the executive's total remuneration.

Base pay
Executives are given the opportunity to receive the base emolument in a variety of forms including cash and benefits. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Company. The base pay is set to reflect the market for a comparable role and is reviewed annually to ensure the executive's pay is competitive with the market.

There are no guaranteed base pay increases included in any senior executives' contracts.

Benefits
Executives receive benefits including motor vehicle allowances and expense payment plans.

Retirement benefits

Retirement benefits are delivered by payments to an executive's approved superannuation fund.

Anadis Employee Option Plan

Information on the Anadis Option Plan is set out on page 37

Anadis Limited
Directors' Report

Remuneration report (continued)

B. Details of remuneration (audited)
Amounts of remuneration
Details of the nature and amount of each element of the emolument of each director and other key management personnel of the Company are set out in the following table. The key management personnel are also the highest paid executives of the Company.

Key management personnel

2006	Short-term employee benefits		Post-employment benefits		Share-based payments	
Name	Cash salary and fees $	Non-monetary benefits $	Super-annuation $	Other long-term employee benefits $	Options $	Total $
Non-executive directors						
Philip Molyneux (*Chairman*)	65,000	-	5,850	-	-	70,850
Dr. Peter Jenkins	42,500	-	3,825	-	-	46,325
Arie Nudel (appointed 12 July, 2005)	41,455	1,139	3,731	-	-	46,325
Prof Roy Robins-Browne	42,500	-	3,825	-	-	46,325
Roman Zwolenski	42,500	-	3,825	-	-	46,325
Sub-total non-executive directors	233,955	1,139	21,056	-	-	256,150
Executive director/CEO						
Conor Graham	272,644	2,608	99,748	-	-	375,000
Other key management personnel						
Fred Mears *(Operations Mgr)*	125,189	-	34,811	-	-	160,000
Dr. Grant Rawlin *(GM R&D)*	193,993	-	31,006	-	-	225,000
Steven Skorobogaty *(GM Commercial)*	206,422	-	18,578	-	-	225,000
Totals	1,032,203	3,747	205,199	-	-	1,241,150

There were no cash bonuses paid during the year ended 30 June, 2006.

Anadis Limited
Directors' Report

B. Details of remuneration (audited) **(continued)**

Key management personnel

2005	Short-term employee benefits		Post-employment benefits		Share-based payments	
Name	Cash salary and fees $	Non-monetary benefits	Super-annuation $	Other long-term employee benefits $	Options $	Total $
Non-executive directors						
Philip Molyneux (*Chairman*)	61,250	-	5,512	-	-	66,762
Dr. Peter Jenkins	37,500	-	3,375	-	--	40,875
Prof Roy Robins-Browne	37,500	-	3,375	-	-	40,875
Roman Zwolenski	37,500	-	3,375	-	-	40,875
Sub-total non-executive directors	173,750	-	15,637	-	-	189,387
Executive director/CEO						
Conor Graham	193,000	-	82,000	-	-	275,000
Other key management personnel						
Fred Mears *(Operations Mgr)*	120,815	-	29,185	-	-	150,000
Dr. Grant Rawlin *(GM R&D)*	171,617	-	25,606	-	-	197,223
Steven Skorobogaty *(GM Commercial)*	179,465	-	16,292	-	-	195,757
Totals	838,647	-	168,720	-	-	1,007,367

There were no cash bonuses paid during the year ended 30 June, 2005.

C. Service agreements (audited)
Remuneration and other terms of employment for the Managing Director, and key management personnel are formalised in service agreements. Each of these agreements provide for the provision of a total package which can be taken in any form agreed by the Company and participation, when eligible, in the Anadis Executive Share Option Plan No. 1 (for directors) or the Anadis Limited Employee Share Option Plan (for executives). Other major provisions of the agreements relating to remuneration are set out below.

C Graham, Managing Director & Chief Executive Officer
- Term of agreement – 3 years commencing 1 July, 2005.
- Base salary, inclusive of superannuation, for the year ending 30 June, 2006 of $375,000, to be reviewed annually by the Board.
- In the first three years there is no provision to terminate the agreement other than for breach of the agreement.

Dr. G Rawlin, General Manager – Research & Development
- Term of agreement – 3 years commencing 1 January, 2005.
- Base salary, inclusive of superannuation, for the year ending 31 December, 2006 of $225,000, to be reviewed annually by the Board.
- In the first three years there is no provision to terminate the agreement other than for breach of the agreement.

Anadis Limited
Directors' Report

Remuneration report (continued)

C. Service agreements(audited) (continued)

F Mears, Operations Manager

- Term of agreement – monthly employment
- Base salary, inclusive of superannuation, for the year ending 31 December, 2006 of $160,000, to be reviewed annually by the Board
- Agreement is terminated on a month's notice

S Skorobogaty, General Manager – Commercial

- Term of agreement – 3 years commencing 1 January, 2005.
- Base salary, inclusive of superannuation, for the year ending 31 December, 2006 of $225,000, to be reviewed annually by the Board.
- In the first three years there is no provision to terminate the agreement other than for breach of the agreement.

D. Share-based compensation – options (audited).

Options are granted to directors under the Anadis Executive Share Option Plan No. 1 or No. 2, which were approved by shareholders prior to listing in 1999. Options are granted to staff, at the discretion of the Board, under the Anadis Limited Employee Share Option Plan which was approved by directors on 14 May, 2002.

Options are granted under the Plans for no consideration. Options can be granted for up to a five year period with a vesting date set by the Board.

Options granted under the Plans carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share in Anadis Limited.

All options are issued with an exercise price set considerably in excess of the market price at the time of grant.

There are no grants of options affecting remuneration in the previous, current or future reporting periods.

Share options granted to directors and other key management personnel

There were no options issued to directors or executives during the year, in the previous year or since the end of the financial year.

Details of ordinary shares in the Company provided as a result of the exercise of the remuneration options to key management personnel are set out below.

Name	Date of exercise of options	Number of ordinary shares issued on exercise of options during the year	Amount paid per share	Value per share at exercise date
Director				
R Zwolenski	9 December, 2005	250,000	0.35	$27,500

(2005- no options were issued to, vested or exercised by directors or key management staff.)

E Additional information -unaudited

Principles used to determine the nature and amount of remuneration: relationship between remuneration and Company performance

The full Board will exercise these responsibilities and set the policies for remuneration of key management personnel so as to comply with the Corporation Act, accounting standards and the ASX Listing Rules. Remuneration for key management personnel is determined by reference to market rates to attract qualified individuals essential for the delivery of Anadis' strategy

Due to the nature of the business the incentive programs are largely based on the achievement of value creating outcomes that could be reasonably expected to enhance shareholder value.

From time to time employees are offered Options under plans previously agreed by shareholders. In a company at this stage of its development, the only meaningful performance target is the share price and the exercise price for such options are set

Anadis Limited
Directors' Report

Remuneration report (continued)

E Additional information –unaudited (continued)
well in advance of where the shares are trading at the time of issue and, for executives, usually have a two year vesting period.

Loans to directors and executives.
There are no loans to any director or executives, including their personally related entities (2005 - nil).

Shares under options
As at the date of this report, there were 3,212,069 unissued shares under option as follows:

Date options granted	Number under option	Issue Price of Shares	Expiry date
30/10/03	50,000	$0.34	18 September, 2006
30/10/03	50,000	$0.38	18 September, 2006
11/11/03	850,000	$0.55	11 November, 2006
14/11/03	750,000	$0.55	14 November, 2006
18/8/04	50,000	$0.41	7 April,2007
18/8/04	50,000	$0.46	7 April, 2007
14/12/04	50,000	$0.76	1 November, 2007
14/12/04	50,000	$0.85	1 November, 2007
2/9/04	250,000	$0.62	16 August, 2008
22/6/05	50,000	$0.56	1 March, 2008
22/6/05	50,000	$0.63	1 March, 2008
8/11/05	50,000	$0.53	1 July, 2008
8/11/05	50,000	$0.60	1 July, 2008
5/6/06	862,069	$0.38	4 June, 2007
	3,212,069		

The vesting date for the options expiring on 31 May, 2006 was 31 May, 2004. The vesting date for the options expiring 16 August, 2008 is 16 August, 2006. All other options can be exercised at any time.

No option holder has any right under the options to participate in any other share issue of the Company.

During the year:

- 50,000 options with an exercise price of $0.35 per share lapsed.
- 50,000 options with an exercise price of $0.39 per share lapsed.
- 50,000 options with an exercise price of $0.24 per share were converted to shares.
- 50,000 options with an exercise price of $0.27 per share were converted to shares.
- 250,000 options with an exercise price of $0.35 per share were converted to shares
- 50,000 options with an exercise price of $0.22 per share were converted to shares
- 50,000 options with an exercise price of $0.25 per share lapsed.
- 50,000 options with an exercise price of $0.53 per share were granted
- 50,000 options with an exercise price of $0.60 per share were granted
- 862,069 options with an exercise price of $0.38 per share were granted.

Indemnification and insurance of directors
During the financial year, the Company has to insure directors and officers of the Company. The premium paid is commercially sensitive and so is not disclosed.

Anadis Limited
Directors' Report

Indemnification and insurance of directors (continued)

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of the Company and any other payments arising from liabilities incurred by the officers in connection with such proceedings, other than where such liabilities arise out of conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

Non-audit services
There were no non-audit services provided during the financial year.

Auditors' Independence Declaration
A copy of the Auditors' independence declaration, as required under section 307C of the Corporations Act 2001, is set out on page 40

Signed in accordance with a resolution of the Directors

P MOLYNEUX Director	C GRAHAM Director

Melbourne
12 September 2006.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website:www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditor's Independence Declaration

As lead auditor for the audit of Anadis Limited for the year ended 30 June 2006, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and
b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Anadis Limited during the period.

Anton Linschoten
Partner
PricewaterhouseCoopers

Melbourne
12 September 2006

Anadis Limited
Corporate Governance Statement
Corporate Governance

The Board of Anadis Limited is accountable to the shareholders and other stakeholders for the performance of the Company. To this end, the Board is committed to maintaining the highest ethical standards and best practice in the area of corporate governance to ensure that the Company's business is conducted in the best interests of all concerned.

The Company has prepared and implemented practices that address all the Principles set out by the ASX Corporate Governance Council. These practices will be reviewed regularly to ensure their relevance and application to the Company's responsibilities and activities.

By adopting these Principles, the Board seeks to create value and provide accountability commensurate with the risks involved.

ASX Principle 1: Lay solid foundations for management and oversight.

Role of the Board.

The primary role of the Board is to provide effective governance over the Company's affairs to ensure the interests of the shareholders are protected and the confidence of the investing market is maintained whilst having regard for the interests of all the stakeholders.

This role is exercised by the Board, as whole, and each director exercising diligent attention to the affairs of the Company. In particular the Board is responsible for:

1. Setting the Company's values and standards of conduct and ensuring that these are adhered to,
2. Providing strategic direction and approving corporate strategic initiatives.
3. Oversight of the Company, including its control and accountability systems,
4. Appointing and removing the chief executive officer,
5. Reviewing and ratifying systems of risk management and internal compliance and controls, codes of conduct and legal compliance.
6. Monitoring senior management performance and ensuring appropriate resources are available,
7. Approving and monitoring the progress of major capital expenditure, capital management and acquisitions and divestitures, and
8. Approving and monitoring financial and other reporting to shareholders and regulatory authorities.

To ensure that all new Board members understand what is expected of them, in addition to their obligations under the Corporation Law, the Company provides them with a letter setting out the key terms and conditions relating to their appointment.

Role of Management.

Through the chief executive officer, management is responsible to the Board for the;

1. Development and implementation of agreed corporate strategy and performance objectives,
2. Undertaking the day to day activities of the Company,
3. Identifying all matters to be included in a risk profile of the Company and ensuring that effective risk management systems are implemented and adhered to,
4. Observing the code of conduct, and
5. Ensuring that the Board is fully informed of all matters which may have a material impact on the ability of the Company to meet its obligations.

Anadis Limited
Corporate Governance Statement

ASX Principle 2: Structure the Board to add value.

Board Composition.
The Board determines its size and composition, subject to the limits imposed by the Company's Constitution, which requires a minimum of three and a maximum of ten. Currently there are six (6) directors.

The Company will at all times bear in mind the need to have a majority of independent directors. An independent director is independent of management and free of any business or other relationship that could materially interfere with the exercise of their unfettered and independent judgment.

Notwithstanding this, the Board recognises that in a small, specialised industry such as biotechnology, it is very desirable that board members have some industry background and therefore may not be completely independent.

Currently all non-executive directors, including the Chairman, are considered to be independent except Mr. Nudel.

In particular, the Board has considered the independence of Professor Roy Robins-Browne.

Much of the Company's research work is done at the University of Melbourne in departments managed by Professor Robins-Browne. The work was initially won on a competitive basis and no personal benefit is earned by Professor Robins-Browne as a consequence of this work. In fact, the Company believes it benefits from the oversight of research consequent upon Professor Robins-Browne's supervision.

Mr. Nudel is not considered to be independent as he is a director of Paracroft Pty. Ltd, a member of the Anadis Group who is a substantial shareholder.

The current Board members are:

Director	Independent	Non-executive	Board roles
Philip G. Molyneux Appointed: 15/1/1998 Re-elected: 2004	YES	YES	Board Chairman Audit & Risk Committee
Conor J. Graham Appointed: 1/5/1997	-	NO	CEO/MD
Dr. Peter J. Jenkins Appointed: 17/1/94 Re-elected: 2005	YES	YES	Chair Audit & Risk Committee Science Committee
Arie L. Nudel Appointed 12/7/2005 Elected 2005	NO	YES	Audit & Risk Committee
Prof Roy Robins-Browne Appointed: 2/2/98 Re-elected: 2003	YES	YES	Chair Science Committee
Roman Zwolenski Appointed: 24/9/02 Re-elected: 2005	YES	YES	Audit & Risk Committee

The skills, experience and expertise of each director is set in the Directors Report in the annual report.

The Board collectively and each director individually may take, at the expense of the Company, such independent professional advice as is considered necessary to fulfil their relevant duties and responsibilities.

Board Committees
The Board has established two committees, Audit & Risk and Science, to assist in the execution of its duties and to allow detailed consideration of complex issues.

The Company does not have a separate nomination committee or a remuneration committee as these tasks are carried out by the full Board. The Board believes that, at this stage of the Company's development, these functions are best handled by the full Board. The Board will establish other committees, either permanent or ad hoc, as required by the Company's future development. In addition and for the reasons mentioned, the Board does not currently have a formal policy on selecting new directors.

Anadis Limited
Corporate Governance Statement
ASX Principle 2: Structure the Board to add value. (continued)

Audit & Risk Management Committee.

The Committee is dedicated to independently:
1 Verifying and safeguarding the integrity of the company's reporting,
2 Identifying, assessing and monitoring management applications of risk minimisation procedures, and
3 Informing the Board of material changes to the Company's risk profile.

The Board has given the Committee all the necessary powers to carry out the above.

Science Committee.

The primary objective of the Committee is to provide technical support to management in the conduct of the Company's research programs and to critically review the research findings.

This is achieved by undertaking regular meetings with management and providing access to a wide range of scientific knowledge including a number of technical advisors retained by the Company.

ASX Principle 3: Promote ethical and responsible decision- making.

The Company has adopted the Australian National Health and Medical Research Council guidelines on ethical research practices.

Code of Conduct.

Anadis is guided in all its activities by respect for all its stakeholders including employees, shareholders, contractors, customers and suppliers.

The Board has articulated the Company's requirements for standards of conduct, from directors and senior management, based on the following principles:

1. Directors are subject to re-election every three years,
2. The Chairman must be independent,
3. Conflict of interest must be avoided wherever possible. If, for any reason, a potential conflict arises, the director/employee must declare the conflict and absent themselves from all discussions and decisions on the relevant matter.
4. Employees and directors must respect the confidentiality of the Company's assets, including intellectual property, both during and after employment,
5. The Company will comply with all relevant legislation and regulation,
6. The Company will deal fairly with all its stakeholders, and
7. The Company will promote a culture of ethical behavior, encouraging openness amongst employees, directors and contractors.

Trading in Company Securities.

The Company's policy is that there be no dealings in the Company's securities, whether in permitted periods or at any other time:

1. When a designated officer is in possession of inside information, or
2. Where the dealing is for short-term or speculative gain, or
3. Within a period that is 72 hours prior to and 48 hours after any announcement.

Apart from these restrictions a designated officer can, unless there are special circumstances, only deal in the Company's securities in the following periods:

- Within the period commencing 48 hours after the announcement of the half year and full year financial results respectively and ending 1 month after each of those announcements.
- Within the period commencing 48 hours after the dispatch of the annual report made to shareholders through to one month after the annual general meeting.

Each director has entered into an agreement with the Company to provide information to allow the Company to notify the ASX of any share transaction within five business days.

Anadis Limited

Corporate Governance Statement

ASX Principle 4: Safeguard integrity in financial reporting.

In addition to the financial review functions of the Audit & Risk Committee referred to above, the Board regularly reviews the monthly financial reports. It also requires the Chief Executive Officer to provide written assurances in respect to the accuracy and compliance of the annual and half yearly published financial statements. Due to the size of the Company, there is not a separate role for a Chief Financial Officer and, as a result, the Chief Executive Officer fills that role.

The Audit & Risk Committee has its own Charter, four non-executive members (three of whom are independent). It is chaired by an independent member who is not the chairman of the Board. Details of the number of meetings are set out in the Directors Report in the annual report.

The auditor provides a certificate to the Company confirming their independence. Rotation of the auditor has proceeded as required by Law or Regulation. The Company currently has no intention of replacing the existing auditors, however should this arise it will made a selection following a competitive process. Non audit work is arranged based on cost and the needs of the Company

ASX Principle 5: Making timely and balanced disclosure.

As a company whose shares are traded on the Australian Stock Exchange (ASX), Anadis is very conscious that it has an obligation to ensure that the market is both fully and accurately informed about material matters by timely and balanced disclosure.

The information disclosed will be factual and presented in a clear and balanced way. The Company has prepared and issued to all senior staff a written policy document on this matter and requires strict adherence to this policy. Continuous disclosure is a standard agenda item at all Board meetings.

ASX Principle 6: Respect the rights of shareholders.

The Company is committed to respecting the rights of shareholders and facilitating the effective exercise of those rights.

This is achieved by:

1. Effective and regular communications including a regular newsletter and modem up to date website.
2. Providing access to timely, balanced and understandable information about the Company and its current and future direction, and
3. Facilitating easy participation at general meetings.

The Company's external auditor attends each general meeting and is available to answer any questions with regard to the conduct of the audit and their report.

ASX Principle 7: Recognise and managing risk.

In addition to the risk review functions of the Audit & Risk Management Committee referred to above, the Board receives regular written reports from the Science Committee and the Chief Executive Officer covering all matters within their respective portfolios.

As part of its Charter, the Audit & Risk Management Committee has prepared an annual checklist of risk management and internal control matters which it systematically reviews with senior staff including external consultants. The Chief Executive Officer also provides a written statement that the control systems are operating efficiently and effectively in all material respects.

In addition to the usual business risks, the particular risks associated with the Company's activities are:

1. long lead times and high costs associated with biotech R&D ,
2. the low success rate of biotech research in Australia,
3. stringent health regulations which are subject to regular change,
4. the high level of funding required over a long period of time, and
5. securing intellectual property.

Anadis Limited
Corporate Governance Statement

ASX Principle 8: Encourage enhanced performance.

To ensure that the directors and key executives are equipped to develop the Company, the directors are committed to fairly review and actively encourage enhanced board and management effectiveness.

This will be achieved by informing, training, and evaluating individual and collective performance regularly and fairly.

Qualitative indicators are established for board members (including their roles on committees) and key executives and their performance will be regularly reviewed against these indicators. This is an ongoing process achieved through the completion of questionnaires and peer assessment.

ASX Principle 9: Remunerate fairly and responsibly.

The Board notes the Corporate Governance Council recognises that, for small companies, the efficiencies expected to flow from a formal committee structure may not be apparent. The Board agrees with this view.

The full Board will exercise these responsibilities and set the policies for remuneration of directors and senior managers so as to comply with the Corporation Act, accounting standards and the ASX Listing Rules. Remuneration for executive directors and staff is determined by reference to market rates. From time to time employees are offered Options under plans previously agreed by shareholders. In a company at this stage of its development, the only meaningful performance target is the share price and the exercise price for such options are set well in advance of where the shares are trading at the time of issue and, for executives, usually have a two year vesting period.

As the number of options on issue at anyone time is low and the price and exercise periods differ, the Board considers that the exercise of such options will have little or no effect on the Company's share price or Earnings Per Share.

In setting remuneration for non-executive directors, the Board will use the following principles;

1. Non-executive directors shall be paid fees and superannuation plus supplements for committee work within the aggregate amount set by shareholders in general meeting (last set in 2005 at $350,000 for cash remuneration),
2. Non-executive directors participate in options arrangements subject to shareholder approval. The Board does not accept that options should not be given to non-executive directors as it believes (and shareholders have previously agreed) that in an R&D company their particular expertise is vital to the team effort and therefore options are a valid incentive,
3. Non-executive directors retirement payments are limited to compulsory employer superannuation, and
4. Bonuses will not be paid to non-executive directors.

Details of remuneration paid to directors and senior staff is set out in the Directors Report in the annual report.

ASX Principle 10: Recognise the legitimate interests of stakeholders.

The Board is committed to delivering maximum share value to the shareholders while maintaining high standards of customer service and employment. In addition, the Company aims to achieve full compliance with relevant legislation and contribute to the wider community and therefore all stakeholders.

This will be achieved by the application of the principles set out in this Corporate Governance Statement.

Anadis Limited
Income Statements
For the year ended 30 June 2006

	Notes	2006	2005
		$	$
Revenue from continuing operations	5	4,108,587	5,102,385
Other income	5	704,834	687,375
Raw materials used		(2,577,171)	(3,065,639)
Employee benefits expense		(2,270,001)	(1,938,520)
Depreciation		(174,187)	(171,059)
Impairment charge	14	(293,119)	-
Finance costs		-	(168)
Research and development – external		(762,660)	(809,069)
Grant applications costs		(50,475)	(70,110)
Factory overheads		(205,269)	(263,208)
Directors' fees		(256,150)	(189,387)
Travel expenses		(122,863)	(93,282)
Product marketing - external		(939,601)	(377,696)
Export development		(49,048)	(18,670)
Consultants costs		(178,353)	(28,378)
Shareholder relations		(138,838)	(96,270)
Corporate and administrative expenses		(355,617)	(326,886)
Loss before income tax	6	(3,559,931)	(1,658,582)
Income tax benefit	7	-	299,879
Loss attributable to members of Anadis Limited		(3,559,931)	(1,358,703)
Loss from continuing operations		(3,559,931)	(1,358,703)
Net loss for the year		(3,559,931)	(1,358,703)

		2006	2005
		Cents	**Cents**
Loss per share for loss from continuing operations attributable to the ordinary equity holders of the company			
Basic earnings per share	25	(3.84)	(1.48)
Diluted earnings per share	25	(3.84)	(1.48)
Loss per share attributable to the ordinary equity holders of the company			
Basic earnings per share	25	(3.84)	(1.48)
Diluted earnings per share	25	(3.84)	(1.48)

The above Income Statements should be read in conjunction with the accompanying Notes.

Anadis Limited
Balance Sheets
As at 30 June 2006

	Notes	2006	2005
		$	$
ASSETS			
Current Assets			
Cash & cash equivalents	8	1,434,265	178,660
Receivables	9	815,670	967,985
Held to maturity investments	10	1,100,000	3,479,217
Inventories	11	1,589,705	1,288,980
Other assets	12	58,805	126,219
Total Current assets		4,998,445	6,041,061
Non-Current Assets			
Property, plant and equipment	13	1,626,806	1,738,671
Intangible assets	14	-	293,119
Total Non-Current Assets		1,626,806	2,031,790
TOTAL ASSETS		6,625,251	8,072,851
LIABILITIES			
Current Liabilities			
Accounts payable	15	1,181,920	924,664
Provisions	16	53,239	41,891
Other	17	151,325	125,000
Total Current Liabilities		1,386,484	1,091,555
Non-Current Liabilities			
Provisions	16	60,120	22,898
Total Non-Current Liabilities		60,120	22,898
TOTAL LIABILITIES		1,446,604	1,114,453
NET ASSETS		5,178,647	6,958,398
EQUITY			
Contributed equity	18	18,729,796	16,984,561
Reserves	19	78,205	43,260
Accumulated losses	19	(13,629,354)	(10,069,423)
TOTAL EQUITY		5,178,647	6,958,398

The above Balance Sheets should be read in conjunction with the accompanying Notes

Anadis Limited
Statements of Changes in Equity
For the year ended 30 June 2006

	Notes	2006 $	2005 $
Total equity at the beginning of the financial year		6,958,398	4,031,328
Net income recognised directly in equity			
Profit/(Loss) for the financial year		(3,559,931)	(1,358,703)
Total recognised income and expense for the year		(3,559,931)	(1,358,703)
Transactions with equity holders in their capacity as equity holders:			
Contributions of equity, net of transaction costs	18	1,745,235	4,242,513
Share options	19	34,945	43,260
		1,780,180	4,285,773
Total equity at the end of the financial year		5,178,647	6,958,398

The above Statements of Changes in Equity should be read in conjunction with the accompanying Notes

Anadis Limited
Cash Flow Statements
For the year ended 30 June 2006

	Note	2006 Inflow / (Outflow) $	2005 Inflow / (Outflow) $
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers (inclusive of goods and services tax)		4,517,234	5,041,619
Payments to suppliers and employees (inclusive of goods and services tax)		(8,257,036)	(8,107,640)
		(3,739,802)	(3,066,021)
Interest received		143,905	184,854
Grants received		789,371	825,657
R&D tax rebate		-	299,879
Interest paid		-	(168)
Net Cash (outflow) from Operating Activities	24	(2,806,526)	(1,755,799)
CASH FLOWS FROM INVESTING ACTIVITIES			
Payment for plant and equipment		(62,321)	(140,671)
Proceeds from maturing debentures		2,379,217	
Investments in debentures		-	(2,479,217)
Net Cash inflow/(outflow) from Investing Activities		2,316,896	(2,619,888)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares & other equities		1,824,001	4,251,000
Share placement cost		(78,766)	(8,487)
Net Cash inflow from Financing Activities		1,745,235	4,242,513
Net increase/(decrease) in cash and cash equivalents		1,255,605	(133,174)
Cash and cash equivalents at beginning of financial year		178,660	311,834
Cash and cash equivalents at end of financial year	8	1,434,265	178,660

The above Cash Flow Statements should be read in conjunction with the accompanying Notes.

Anadis Limited
Notes to the Financial Statements
30 June 2006

Note 1. Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRSs), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*

Compliance with IFRSs
Australian Accounting Standards include AIFRSs. Compliance with AIFRSs ensures that the financial statements and notes of the Company comply with International Financial Reporting Standards (IFRSs).

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards
These financial statements are the first Anadis Limited financial statements to be prepared in accordance with AIFRSs. AASB 1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of Anadis Limited until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the Company's financial report for the year ended 30 June 2006, management has amended certain accounting and valuation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures in respect of 2005 were restated to reflect these adjustments. The Company has taken the exemption available under AASB 1 to only apply AASB 132 and AASB 139 from 1 July 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRSs on the Company's equity and its net income are given in Note 27

Historical cost convention
These financial statements have been prepared under the historical cost convention.

Critical accounting estimates
The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

Going concern
At 30 June 2006 and 2005, the Company's cash and investments were approximately $2.2 million and $3.7 million, respectively, and for the year ended 30 June 2006 and 2005, the Company experienced operating losses of $3.6 million and $1.7 million, and operating net cash outflows of $2.8 million and $1.8 million, respectively. These outflows arose from expenses associated with the promotion of the company's first product on the market, *Travelan*, and research and development programs. As a result of the continuing losses and cash outflows from operations the Directors have assessed the Company's ability to continue as a going concern and to pay its debts as and when they fall due.

The Company's ability to fund its operations is dependent upon obtaining income from the commercialisation of its research and development projects, supplemented by contract manufacturing and grant incomes, and from the raising of additional capital through new sources of financing. Ultimately, the Company's continuation as a going concern is dependent upon achieving profitable operations through the successful commercialisation of its products and technology.

As a result of the difficulty in predicting the timing and quantum of income from the commercialization of its products and technology, including Travelan and EV71, there is significant uncertainty whether the Company will be able to continue as a going concern and realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

However, the Directors are confident that the Company's planned initiatives will be successfully achieved during the next 12 months providing access to adequate financial resources. Specifically, in July 2006 the company signed a further two year contract with Aussie Bodies ensuring a supplementary income flow from contract manufacturing and in August 2006 the company signed contracts for the distribution of *Travelan* internationally. Furthermore, the company has a history of

Anadis Limited
Notes to the Financial Statements
30 June 2006

Note 1. Summary of significant accounting policies (continued)

Going concern (continued)

successful capital raising, including the raising of $1.6 million in June 2006, and the directors are confident of the company's ability to raise further capital if the need arises.

Accordingly, the Directors have prepared the financials on a going concern basis. As such, the financial statements do not include any adjustments as to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the entity not continue as a going concern.

(b) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(c) Foreign currency translation

(i) Functional and presentation currency
Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The financial statements are presented in Australian dollars, which is the Company's functional and presentation currency.

(ii) Transactions and balances
Transactions in foreign currencies are translated into the functional currency using the rates of exchange ruling at the date of each transaction. At balance date, amounts outstanding in foreign currencies are translated into the functional currency using the rate of exchange ruling at the end of the financial year. All gains and losses are brought to account in determining the profit or loss for the year.

(d) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and tax paid. The following specific revenue criteria must be met before revenue is recognised:

Sale of Goods – Significant risks and rewards of ownership of goods has passed to the buyer.

Interest – Interest revenue is recognised using the effective interest rate method.

(e) Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions.

Government grants relating to costs are deferred or accrued such that they are recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

(f) Income tax

The income tax expense or revenue for the period is the tax payable or tax rebate receivable on the current period's taxable income adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax base of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantially enacted for each jurisdiction. The relevant tax rates applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences

Anadis Limited
Notes to the Financial Statements
30 June 2006

Note 1. Summary of significant accounting policies (continued)

(f) Income tax (continued)

if they arose in a transaction, other than business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

(g) Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

(h) Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts.

(i) Trade Receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Trade receivables are due for settlement no more than 30 days from the date of recognition.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows. The amount of the provision is recognised in the income statement.

(j) Inventories

Raw materials, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overheads expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on basis of weighted average costs. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(k) Property, plant and equipment

Buildings and plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Land is stated at historical cost and not depreciated. Depreciation on other assets is calculated using the straight line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives, as follows:

- Buildings	50 years
- Building Improvements	10-40 years
- Plant & Equipment	3-15 years
- Computers	2-4 years
- Furniture and fittings	5-15 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, annually.

Anadis Limited
Notes to the Financial Statements
30 June 2006

Note 1. Summary of significant accounting policies (continued)

(k) Property, plant and equipment (continued)

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 1(g)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. When revalued assets are sold, it is the Company's policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.

(l) Intangible assets

(i) Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of the net identifiable assets of the acquired business at the date of acquisition. Goodwill is not amortised. Instead, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

(ii) Research and development
Expenditure on research activities, undertaken with the prospect of obtaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense when it is incurred.

Expenditure on development activities, being the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products or services before the start of commercial production or use, is capitalised if it is probable that the product or service is technically and commercially feasible, will generate probable economic benefits and adequate resources are available to complete development. Other development expenditure is recognised in the income statement as an expense as incurred.

(m) Trade and other payables

These amounts represent liabilities for goods and services provided to the entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(n) Employee benefits

(i) Wages and salaries, annual leave and sick leave
Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

(ii) Long service leave
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity that match, as closely as possible, the estimate future cash flows.

(iii) Retirement benefit obligations
All employees of the Company are entitled to benefits on retirement from their own individual private superannuation plans.

(iv) Share-based payments
Share-based compensation benefits are provided to employees via the Anadis Executive Share Plan No 1 or No. 2.

Shares options granted before 7 November 2002 and/or vested before 1 January 2005.
No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Anadis Limited
Notes to the Financial Statements
30 June 2006

Note 1. Summary of significant accounting policies (continued)

(n) Employee benefits (continued)

Shares options granted after 7 November 2002 and vested after 1 January 2005.
The fair value of options granted under the Anadis Executive Share Plan No 1 or No. 2 are recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

(v) Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Company recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(o) Investments and other financial assets

From 1 July, 2004 to 30 June, 2005
The Company has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July, 2005. The Company has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139.

Adjustments on transition date: 1 July, 2005
Held-to-maturity investments and loans and receivables are measured at amortised cost.

At transition there has been no material adjustments. For further information concerning the adjustments on transition date reference should be made to held-to-maturity investments – Note 10.

From 1 July, 2005
The Company classifies its debentures as held-to-maturity investments.

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments that are not fixed maturities that the Company's management has the positive intention and ability to hold to maturity.

(p) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(q) Earnings per share

(i) Basic earnings per share
Basic earnings per share is calculated by dividing the profit or loss attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the full year, adjusted for bonus elements in ordinary shares issued during the full year.

Anadis Limited
Notes to the Financial Statements
30 June 2006

Note 1. Summary of significant accounting policies (continued)

(q) Earnings per share (continued)

(ii) Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(r) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

(s) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST recoverable or payable. The net amount of GST recoverable from, or payable to, the taxation authorities is included with other receivable or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flow arising from investing or financing activities which are recoverable for, or payable to, the taxation authorities are presented as operating cash flow.

(t) New accounting standards and UIG interpretations

Certain new accounting standards and UIG interpretations have been published that are not mandatory for 30 June, 2006 reporting periods. The Company's assessment of the impact of these standards and interpretations is set out below.

(i) UIG 4 Determining whether an Asset Contains a Lease.

UIG 4 is applicable to annual periods beginning on or after 1 January 2006. The Company has not elected to adopt UIG 4 early. It will apply UIG 4 in its 2007 financial statements and the UIG 4 transition provisions. The Company will therefore apply UIG 4 on the basis of facts and circumstances that existed as of 1 July 2006. Implementation of UIG 4 is not expected to change the accounting for any of the Company's current arrangements.

(ii) AASB 2005-9 Amendments to Australian Accounting Standards [AASB 4, AASB 1023, AASB 139 & AASB 132]

AASB 2005-9 is applicable to annual reporting periods beginning on or after 1 January 2006. The amendments relate to the accounting for financial guarantee contracts. The Company has not elected to adopt the amendments early. It will apply the revised standards in its 30 June 2007 financial statements.

(iii) AASB 7 Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]

AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. The Company has not adopted the standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Company's financial instruments.

Note 2. Financial risk management

The Company's activities expose it to a variety of financial risks; market risk (including currency risk and fair value interest rate risk), credit risk, liquidity risk and cash flow interest rate risk. The Company's overall risk management program focuses on the financial markets and seeks to minimise potential adverse effects on the Company's financial performance.

Anadis Limited
Notes to the Financial Statements
30 June 2006

Note 2. Financial risk management (continued)

Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates financial risk. The Board provides written principles for overall risk management.

(a) **Market risk**

(i) Foreign exchange risk.
Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are determined in a currency that is not the Company's functional currency.

The Company operates internationally and is exposed to foreign exchange risk arising from currency exposure. Management will monitor the level of foreign exchange risk and employ hedging strategies if appropriate.

(ii) Fair value interest rate risk.
Refer to (d) below.

(b) Credit risk

At the year end Aussie Bodies Pty. Ltd. represented 79% of total accounts receivables (Refer Note 28) The Company has procedures in place to monitor the level and ageing of receivables to ensure that sales of products and services are made to customers with an appropriate credit history. The Company has a policy that limits the amount of credit exposure to any one financial institution.

(c) Liquidity risk.

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities. The Company monitors foreseeable cash flows to identify funding requirement. (Refer to 'Going concern', Note 1.)

(d) Cash flow and fair value interest rate risk.

The Company holds debentures, however the value and term of the instruments are such that the Company's income and operating cash flows are not materially exposed to changes in market interest rates.

The Company has no long-term borrowings.

Note 3. Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have resulted in material adjustment to the carrying amounts of assets and liabilities within the current financial year are discussed below.

Estimated impairment of goodwill.
The Company tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 1 (g). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of assumptions. Refer to Note 14 for details of these assumptions and the potential impact of changes to the assumptions.

Note 4. Segment Information

Business Segment:

The Company operates in two business segments being the conduct of Research & Development activities and the manufacture of health products.

Geographical Segment:

The Company operates in one geographical segment, Australia.

Anadis Limited
Notes to the Financial Statements
30 June 2006

Note 4. Segment Information (continued)

Primary reporting format – business segments	**$ Manufacturing**	**$ Research & Development**	**$ Unallocated**	**$ Total**
2006				
Sales to external customers	4,002,371	-	-	4,002,371
Interest revenue	-	-	106,216	106,216
Other income	-	704,834	-	704,834
Total segment revenue/income	4,002,371	704,834	106,216	4,813,421
Segment result	(667,102)	(1,091,508)	(1,801,321)	(3,559,931)
Taxation	-	-	-	-
Profit/(Loss) after tax	(667,102)	(1,091,508)	(1,801,321)	(3,559,931)
Segment assets	3,649,061	262,332	2,713,858	6,625,251
Segment liabilities	766,056	402,684	277,864	1,446,604
Depreciation & amortisation expense	94,726	51,424	28,037	174,187
Impairment charge	293,119	-	-	293,119
Other non-cash expenses	12,180	14,959	53,462	80,601
Acquisition of non-current segment assets	44,276	443	17,603	62,322

Primary reporting format – business segments	**$ Manufacturing**	**$ Research & Development**	**$ Unallocated**	**$ Total**
2005				
Sales to external customers	4,867,597	-	-	4,867,597
Interest revenue	-	-	234,788	234,788
Other income	-	687,375	-	687,375
Total segment revenue/income	4,867,597	687,375	234,788	5,789,760
Segment result	503,604	(925,114)	(1,237,072)	(1,658,582)
Taxation	-	299,879	-	299,879
Profit/(Loss) after tax	503,604	(625,235)	(1,237,072)	(1,358,703)
Segment assets	3,769,633	466,913	3,836,305	8,072,851
Segment liabilities	446,852	315,975	351,626	1,114,453
Depreciation & amortisation expense	90,258	55,592	25,209	171,057
Other non-cash expenses	14,995	5,798	20,726	41,519
Acquisition of non-current segment assets	122,843	-	17,828	140,671

Segment information is prepared in conformity with the accounting policy set out in Note 1 (b) and the accounting standard AASB 114 Segment Reporting

Anadis Limited
Notes to the Financial Statements
30 June 2006

Note 5. Revenue and Other Income

	2006	2005
	$	$
Revenue		
Sale of goods	4,002,371	4,867,597
Interest	106,216	234,788
	4,108,587	5,102,385
Other income		
Government grants	691,312	471,868
Other grants	13,522	215,507
	704,834	687,375

Government grants

The following government grants were recognised as other income by the Company during the financial year:

• National Food Industry Strategy Ltd.	$224,437
• Dept. of Education, Science & Training	$319,352
• Dept of Industry, Tourism & Resources	$124,718
• AusTrade	$ 22,805
Total - 2006	$691,312

There are no unfulfilled conditions or other contingencies attaching to these grants. The Company did not benefit directly from any other forms of government assistance.

Note 6. Expenses

The loss before income tax expense includes the following specific expenses:

Cost of sales of goods	3,436,753	4,004,243
Depreciation	174,187	171,059
Finance costs expensed	-	168
Research and development expenditure	1,796,342	1,612,489

Anadis Limited
Notes to the Financial Statements
30 June 2006

Note 7. Income tax expense

	2006 $	2005 $
(a) The major components of income tax expense are:		
Current Income tax		
Current Income tax charge (benefit)	-	(299,879)
Deferred income tax		
Relating to origination and reversal of temporary differences	-	-
Income tax charge (benefit) reported in the income statement	-	(299,879)
(b) Numerical reconciliation of income tax expense to prima facie tax payable		
Accounting Loss from continued operations before income tax	(3,559,931)	(1,658,582)
Tax at the Australian tax rate of 30% (2005 - 30%)	(1,067,979)	(497,575)
Tax Effect of:		
Research and development tax concession	-	(7,500)
Research and development cash rebate	-	(299,879)
Expenditure not allowable as a tax deduction	106,912	13,750
Temporary differences not recognised	86,336	32,903
Tax losses not recognised	874,732	458,421
Other Items	-	-
Income tax expense/(benefit) reported in the income statement	-	(299,879)
(c) Unrecognised temporary differences and tax losses		
Unrecognised temporary differences and tax losses for which no deferred tax asset has been recognised	9,506,043	7,419,973
Tax effect of unrecognised temporary differences and tax losses for which no deferred tax asset is recognised	2,851,813	2,225,992

Potential future income tax benefits attributable to tax losses carried forward have not been brought to account at 30 June, 2006 because the Directors do not believe that it is appropriate to regard realisation of the future income tax benefits as probable.

Similarly, future benefits attributable to net temporary differences have not been brought to account, as the Directors do not regard the realisation of such benefits as probable.

This benefit for tax losses will only be obtained if:

(a) the Company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(b) the Company continues to comply with the conditions for deductibility imposed by the tax legislation; and

(c) no changes in tax legislation adversely affect the Company in realising the benefit from the deductions for the losses.

Anadis Limited
Notes to the Financial Statements
30 June 2006

	2006 $	2005 $

Note 8. Current assets - Cash and cash equivalents

Cash at bank and on hand	1,434,265	178,660

Cash at bank and on hand

Cash at bank earns interest at rates applicable to cheque accounts. At 30 June, 2006 the rate was 3.45%.

Note 9. Current assets - Receivables

Trade receivables	794,869	909,495
Other receivables	20,801	58,490
	815,670	967,985

(a) Bad and doubtful trade receivables

As all trade receivables are considered collectable, no provision has been made for doubtful debts.

(b) Other receivables

This results from interest earned on debentures but not yet received.

Note 10. Current assets – Held to maturity investments

Debentures	1,100,000	3,479,217

The debentures have been issued by a subsidiary of the Company's bankers maturing on 3 March, 2007 and yielding an interest rate of 5.8%. (2005 - $1,500,000, 3 March, 2006 yielding 5.30%; $1,500,000, 4 August, 2005 yielding 5.40%; $$497,217, 4 August, 2006 yielding 5.75%)

(a) Transition to AASB 132 and AASB 139

The Company has taken the exemption available under AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* to apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Management* from 1 July, 2005.

At the date of transition to these standards at 1 July, 2005 there has been no material adjustments.

(b) Fair values

The fair value of debentures approximates their carrying amounts.

Note 11. Current assets - Inventories

	2006 $	2005 $
Raw materials and stores – at cost	1,227,771	806,391
Work in progress – at cost	59,772	129,343
Finished Goods – at cost	302,162	353,246
	1,589,705	1,288,980

Inventory expense

Inventories recognised as expense during the year ended 30 June, 2006 amounted to $2,577,171 (2005: $3,065,639)
Write down of inventories to net realisable value recognised as an expense during the year ended 30 June, 2006 amounted to $2,053 (2005: $4,849) The expense has been included in 'raw materials and consumables used' in the Income Statement.

Anadis Limited
Notes to the Financial Statements
30 June 2006

Note 12. Current assets - Other assets

	2006	2005
	$	$
Prepayments	58,805	68,007
Accrued Revenue	-	58.212
	58,805	126,219

Note 13. Non-current assets – Property plant and equipment

	Land	Buildings	Building Improvement	Plant and equipment	Computer equipment	Furniture & Fittings	Total
	$	$	$	$	$	$	$
At 1 July, 2004							
- Cost	73,647	655,155	267,412	1,037,543	73,240	141,353	2,248,350
- Accumulated depreciation	-	(46,120)	(45,892)	(290,487)	(44,933)	(51,859)	(479,291)
Net book amount	73,647	609,035	221,520	747,056	28,307	89,494	1,769,059
Year ended 30 June, 2005							
Opening net book amount	73,647	609,035	221,520	747,056	28,307	89,494	1,769,059
Additions	-	-	29,528	93,316	8,435	9,391	140,670
Disposals	-	-	-	-	(5,595)	-	(5,595)
Depreciation charge	-	(13,103)	(14,535)	(118,214)	(6,507)	(13,104)	(165,463)
Closing net book amount	73,647	595,932	236,513	722,158	24,640	85,781	1,738,671
At 30 June, 2005							
- Cost	73,647	655,155	296,940	1,130,859	76,080	150,744	2,383,425
- Accumulated depreciation	-	(59,223)	(60,427)	(408,701)	(51,440)	(64,963)	(644,754)
Net book amount	73,647	595,932	236,513	722,158	24,640	85,781	1,738,671
Year ended 30 June, 2006							
Opening net book amount	73,647	595,932	236,513	722,158	24,640	85,781	1,738,671
Additions	-	-	-	44,719	17,285	318	62,322
Disposals	-	-	-	-	-	-	-
Depreciation charge	-	(13,103)	(15,888)	(117,159)	(15,358)	(12,679)	(174,187)
Closing net book amount	73,647	582,829	220,625	649,718	26,567	73,420	1,626,806
At 30 June, 2006							
- Cost	73,647	655,155	296,940	1,175,578	93,365	151,061	2,445,746
- accumulated depreciation	-	(72,326)	(76,315)	(525,860)	(66,798)	(77,641)	(818,940)
Net book amount	73,647	582,829	220,625	649,718	26,567	73,420	1,626,806

Anadis Limited
Notes to the Financial Statements
30 June 2006

Note 13. Non-current assets – Property plant and equipment (continued)

(a) Valuations of land and buildings

The basis of valuation of land and buildings is at cost and written down value respectively. The most recent appraisal was at 10 July, 2006 and was based on independent assessments that valued the land and building at between $1,100,000 and $1,180,000.

(b) Non-current assets pledged as security

The Company has not pledged any of its non-current assets as security.

Note 14. Non-current assets - Intangible assets

	Goodwill
At 1 July, 2004	
Cost	358,921
Accumulated amortisation and impairment	(65,802)
Net book amount	293,119
Year ended 30 June, 2005	
Opening net book amount	293,119
Impairment	-
Closing net book amount	293,119
At 30 June, 2005	
Cost	358,921
Accumulated amortisation and impairment	(65,802)
Net book amount	293,119
Year ended 30 June, 2006	
Opening net book amount	293,119
Impairment charge	(293,119)
Closing net book amount	-
At 30 June, 2006	
Cost	358,921
Accumulated amortisation and impairment	(358,921)
Net book amount	-

Impairment test for goodwill

Goodwill is allocated to the Company's manufacturing cash-generating unit operating in Australia.

The recoverable amount of a CGU is based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management. Cash inflows for the CGU derive from the manufacturing contract with Aussie Bodies (AB) and accordingly the key assumptions used for the value-in-use calculations are based on the terms of the contract: a) 2 year term, b) gross margin of 20%, c) no assumed growth rate and d) 20% discount rate. The discount rates used are pre-tax and reflect specific risks relating to the manufacturing segment.

The value-in-use calculations for the current year indicated that the recoverable amount of the unit is less than the carrying amount of the unit. This impairment loss was allocated to eliminate the carrying amount of goodwill allocated to the cash-generating unit. The recoverable amount of the unit supported the carrying value of the other assets of the unit.

Note 15. Current liabilities - Accounts Payable

	2006	2005
	$	$
Trade payables	898,959	672,856
Sundry payables and accruals	282,961	251,808
	1,181,920	924,664

Anadis Limited
Notes to the Financial Statements
30 June 2006

	2006 $	2005 $

Note 16. Provisions

	2006 $	2005 $
Current liabilities		
Employee benefits	53,239	41,891
Non-current liabilities		
Employee benefits	60,120	22,898

Note 17. Current liabilities - Other

Income received in advance	151,325	125,000

Note 18. Contributed equity

(a) Issued and Paid Up Capital

98,267,403 (2005: 92,563,403) ordinary shares fully paid	18,729,796	16,984,561

(b) Movements in ordinary share capital

Date	Details	Notes	Number of Shares	Issue Price	$
1/7/04	Opening balance		81,663,403		12,742,048
21/7/04	Share placement		800,000	0.39	312,000
30/7/04	Share placement		10,100,000	0.39	3,939,000
	Share placement costs		-		(8,487)
30/6/05	Balance		92,563,403		16,984,561
29/11/05	Option conversion	(d)	50,000	0.24	12,000
29/11/05	Option conversion	(d)	50,000	0.27	13,500
9/12/05	Option conversion	(d)	250,000	0.35	87,500
13/12/05	Cancelled shares	(c)	(644,277)		-
1/6/06	Option conversion	(d)	50,000	0.22	11,000
5/6/06	Share placement	(c)	3,448,276	0.28	960,949
5/6/06	Issue of share options	(d)			39,051
5/6/06	Share placement	(c)	2,500,001	0.28	700,000
5/6/06	Share placement costs		-		(78,765)
30/6/06	Balance		98,267,403		18,729,796

(c) Ordinary Shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amount paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(d) Options

Information relating to details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year, is set out in Note 26

In conjunction with the share placement, the Company issued 862,069 options to an investor. The fair value of the options was determined to be $39,051 and was recorded as additional share capital.

Anadis Limited
Notes to the Financial Statements
30 June 2006

Note 18. Contributed equity (continued)

(d) Options (continued)

The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June, 2006 include:
(a) options are granted are for one year, and 100% vests and is exercisable immediately,
(b) exercise price is $0.38,
(c) grant date was 4 June, 2006,
(d) expiry date is 4 June, 2007,
(e) share price at grant date: $0.26,
(f) expected price volatility of the Company's shares: 69.0%,
(g) expected dividend yield: nil,
(h) risk-free interest rate: 6.25%.

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

(e) Cancelled Shares

Shares in the Company totalling 644,277, held in escrow for an entity in which Mr. C. Graham is a related party, were cancelled during the year due to the escrow conditions not being met.

Note 19. Reserves and Accumulated losses

	2006 $	2005 $
(a) Reserves		
Share-based payments reserve	78,205	43,260
Movements:		
Balance 1 July	43,260	-
Option expense	34,945	43,260
Balance 30 June	78,205	43,260
(b) Accumulated losses		
Movements in accumulated losses were as follows:		
Balance 1 July	10,069,423	8,710,720
Net loss for the year	3,559,931	1,358,703
Balance 30 June	13,629,354	10,069,423

(c) Nature and purpose of reserves

Share-based payments reserve
The share-based payments reserve is used to recognise the fair value of options issued but not exercised.

Anadis Limited
Notes to the Financial Statements
30 June 2006

Note 20. Key management personnel disclosures

(a) Directors

The following persons were directors of Anadis Limited during the financial year:

(i) Chairman – non-executive
P Molyneux

(ii) Executive director
C Graham, Managing director and chief executive officer

(iii) Non-executive directors
Dr P Jenkins
Professor R Robins-Browne
A. Nudel (appointed 12 July, 2005)
R Zwolenski

(b) Other key management personnel
The following persons were the executives with the greatest authority for the strategic direction and management of the Company during the financial year:

Name	Position
F Mears	Operations Manager
Dr G Rawlin	General Manager – Research and Development
S Skorobogaty	General Manager – Commercial

All of the above persons were also key management persons during the year ended 30 June, 2005.

(c) Key management personnel compensation

	2006 $	2005 $
Short-term employee benefits	1,032,203	838,647
Non-monetary benefits	3,747	-
Post-employment benefits	205,199	168,720
	1,241,150	1,007,367

The Company has taken advantage of the relief provided by ASIC Class Order 06/05 and has transferred the detailed remuneration disclosures to the Directors' Report. The relevant information can be found in section A-C of the remuneration report on pages 33 to 38

(c) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in section D of the Remuneration Report on page 37.

Anadis Limited
Notes to the Financial Statements
30 June 2006

Note 20. Key management personnel disclosures (continued)

(c) Equity instrument disclosures relating to key management personnel (continued)

(ii) Option holdings
The number of options over ordinary shares in the Company held during the year by each director of the Company and each of the executives, including personally related entities, are set out below.

2006

Name	Balance at the start of the year	Granted during the year as remuneration	Exercised during the year	Other changes during the year (lapsed)	Balance at the end of the year	Vested and exercisable at the end of the year
Directors						
P Molyneux	350,000	0	0	0	350,000	350,000
C Graham	750,000	0	0	0	750,000	750,000
P Jenkins	250,000	0	0	0	250,000	250,000
A Nudel	0	0	0	0	0	0
R Robins-Browne	250,000	0	0	0	250,000	250,000
R Zwolenski	250,000	0	(250,000)	0	0	0
Other key management personnel						
F Mears	200,000	0	0	(200,000)	-	-
G Rawlin	200,000	0	0	(200,000)	-	-
S Skoroboguty	200,000	0	0	(200,000)	-	-

No options are vested and unexercisable at the end of the year.

2005

Name	Balance at the start of the year	Granted during the year as remuneration	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors						
P Molyneux	350,000	0	0	0	350,000	350,000
C Graham	750,000	0	0	0	750,000	750,000
P Jenkins	250,000	0	0	0	250,000	250,000
A Nudel	0	0	0	0	0	0
R Robins-Browne	250,000	0	0	0	250,000	250,000
R Zwolenski	250,000	0	0	0	250,000	250,000
Other key management personnel						
F Mears	200,000	0	0	0	200,000	200,000
G Rawlin	200,000	0	0	0	200,000	200,000
S Skoroboguty	200,000	0	0	0	200,000	200,000

No options are vested and unexercisable at the end of the year

Anadis Limited
Notes to the Financial Statements
30 June 2006

Note 20. Key management personnel disclosures (continued)

(e) Equity instrument disclosures relating to key management personnel (continued)

(iii) Share holdings

The number of shares in the Company held (either directly, indirectly* or beneficially) during the year by each director of the Company and other key management personnel, including their personally related enties*, are set out below.

2006

Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Directors				
P Molyneux	250,000	0	0	250,000
C Graham	4,098,690	0	(644,277)	3,454,413
P Jenkins	4,055,000	0	(100,000)	3,955,000
A Nudel #	0	0	12,043,850	12,043,850
R Robins-Browne	15,000	0	0	15,000
R Zwolenski	0	250,000	0	250,000
Executives				
F Mears	0	0	0	0
G Rawlin	0	0	0	0
S Skorobogaty	7,500	0	20,900	28,400

#Mr. Nudel was appointed 12 July, 2005

2005

Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Directors				
P Molyneux	250,000	0	0	250,000
C Graham	4,098,690	0	0	4,098,690
P Jenkins	4,090,000	0	35,000	4,055,000
R Robins-Browne	15,000	0	0	15,000
R Zwolenski	0	0	0	0
Executives				
F Mears	0	0	0	0
G Rawlin	0	0	0	0
S Skorobogaty	7,500	0	0	7,500

* includes: spouses, relatives of the individual, spouses of the relatives and any entity under the joint or several control or significant influence of the individual, relatives of the individual or spouses of the relatives.

(f) Loans to key management personnel.

There are no loans to any director or other key personnel, including their personally related parties (2005 - nil).

(g) Superannuation commitments

All employees are entitled to various levels of benefits on retirement, disability or death. The superannuation plans are accumulation plans. The Company contributes a percentage of the directors fees and salaries of employees to the superannuation plans.

Anadis Limited
Notes to the Financial Statements
30 June 2006

Note 20. Key management personnel disclosures (continued)

(h) Other transactions with key management personnel

There are no other transactions with directors or other key management personnel except the following:

- A company controlled by Mr. Arie Nudel, who became a non-executive director on 12 July, 2005, was paid consultancy fee during the year of $95,802 for providing investor relations services to the Company. These services are provided on an 'as needs' basis and can be terminated at any time without penalty, and
- Shares in the Company totalling 644,277, held in escrow for an entity in which Mr. C. Graham is a related party, were cancelled during the year due to the escrow conditions not being met (Refer Note 18).
- Shares in the Company totalling 100,000 held by parties related to Dr. P Jenkins were sold during the year. (2005 – 35,000 shares)

Note 21. Remuneration of Auditors

	2006 $	2005 $
During the year the following fees were paid of payablefor services provided by the auditor of the Company:		
Assurance services		
Audit services		
Fees paid to PricewaterhouseCoopers Australian firm:		
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	55,644	55,250
Total remuneration for audit services	55,644	55,250
Other assurance services		
Fees paid to PricewaterhouseCoopers Australian firm:		
IFRS accounting services	-	7,000
Total remuneration for other assurance services	-	7,000
Total remuneration for assurance services	55,644	62,250

The Company's policy on the engagement of auditors is set out in the Corporate Governance Statement (ASX Principle 4) in this Report.

Note 22 Commitments

Research commitments

The Company has entered into agreements with certain research organisations for ongoing research. Under these agreements the Company is committed to providing funds over future periods as follows:

Within one year	100,000	75,000
Later than one year but not more than five years	-	-
Later than five years	-	-
Research commitments not recognised in the financial statements	100,000	75,000

Anadis Limited
Notes to the Financial Statements
30 June 2006

Note 23 Events occurring after balance sheet date

1. A distribution with Pharmaco Distribution Pty. Ltd. of South Africa has been signed on 24 July, 2006 appointing it exclusive distributor for Travelan across the African continent.
2. The Company successfully received approval from the government authorities for the commercial scale use of the Anadis Enterovirus-71 vaccine in cattle.
3. The Company signed a two year toll manufacturing agreement with Aussie Bodies Pty. Ltd. effective 1 July, 2006.

Note 24. Reconciliation of net cash inflow from operating activities to loss after income tax

	2006 $	2005 $
Loss for the year	(3,559,931)	(1,358,703)
Depreciation and amortisation	174,187	171,059
Impairment of goodwill	293,119	-
Change in operating assets & liabilities:		
(Increase) in inventories	(300,725)	(486,671)
Decrease/(Increase) in debtors and prepayments	219,729	(360,760)
Increase in accounts payable	225,225	96,471
Increase/(Decrease) in other liabilities	26,325	125,000
(Decrease) in borrowings	-	(26,974)
Increase in option reserve	34,945	43,260
Increase in employee benefits provisions	80,600	41,519
Net cash (outflow) from operating activities	(2,806,526)	(1,755,799)

Note 25. Earnings Per Share

	2006 Cents	2005 Cents
(a) Basic earnings per share		
Loss attributable to the ordinary equity holders of the Company	(3.84)	(1.48)
(b) Diluted earnings per share		
Loss attributable to the ordinary equity holders of the Company	(3.84)	(1.48)

	2006 Number	2005 Number
(c) Weighted average number of shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	92,820.926	91,687,239
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	92,820,926	91,687,239

(d) Reconciliation of earnings used in calculating earnings per share
The numerator used in calculation of both Basic EPS and Diluted EPS is a loss of $3,559,931 (2005 - $1.358.703) and there are no reconciling items to the loss from ordinary activities before income tax expense.

Anadis Limited
Notes to the Financial Statements
30 June 2006

Note 25. Earnings Per Share (continued)

(e) Information concerning the classification of securities

Options

Options that have been granted are considered to be potential ordinary shares, however their conversion to ordinary shares does not increase the loss per share, as such the options are not dilutive and have not been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share. Details of options are set out in Note 26.

Note 26 Share based payments

(a) Directors and employee option plans

Options are granted to directors under the Anadis Executive Share Option Plan No. 1, which was approved by shareholders prior to listing in 1999. Options are granted to staff, at the discretion of the Board, under the Anadis Limited Employee Share Option Plan which was approved by directors on 14 May, 2002.

Options are granted under the Plans for no consideration. Options can be granted for up to a five year period with a vesting date set by the Board.

Options granted under the Plans carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share in Anadis Limited.

All options are issued with an exercise price set considerably in excess of the market price at the time of grant.

All options vest immediately with the exception of those issued on 18 August, 2004 which vest on 18 August, 2006.

Set out below are summaries of options granted under the plan:

Date granted	Expiry date	Exercise price $	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at the end of the year Number	Exercisable at end of the year Number
Anadis Limited - 2006								
11/11/03	10/12/05	0.35	250,000	-	(250,000)	-	-	-
31/5/02	31/5/06	0.50	700,000	-	-	(700,000)	-	-
11/11/03	11/11/06	0.55	850,000	-	-	-	850,000	850,000
14/11/03	14/11/06	0.55	750,000	-	-	-	750,000	750,000
18/8/04	16/8/08	0.62	250,000	-	-	-	250,000	-
Total			2,800,000	-	(250,000)	(700,000)	1,850,000	1,600,000
Weighted average exercise price			$0.53	$0	$0.35	$0.50	$0.56	$0.55
Anadis Limited - 2005								
11/11/03	10/12/05	0.35	250,000	-	-	-	250,000	250,000
31/5/02	31/5/06	0.50	700,000	-	-	-	700,000	700,000
11/11/03	11/11/06	0.55	850,000	-	-	-	850,000	850,000
14/11/03	14/11/06	0.55	750,000	-	-	-	750,000	750,000
18/8/04	16/8/08	0.62	-	300,000	-	(50,000)	250,000	-
Total			2,550,000	300,000	-	(50,000)	2,800,000	2,550,000
Weighted average exercise price			$0.52	$0.62	$0	$0.62	$0.53	$0.52

50,000 options were forfeited during the periods covered by the above tables.

Anadis Limited
Notes to the Financial Statements
30 June 2006

Note 26 Share based payments (continued)

(a) Directors and employee option plans (continued)

The weighted average share price at the date of exercise of the options exercised during the year ended 30 June, 2006 was $0.44 (2005 – n/a).

The weighted average remaining contractual life of share options outstanding at the end of the period was 0.61 years (2005 – 1.33 years).

Fair value of options granted
There were no options granted in the year end 30 June, 2006 however the assessed fair value at grant date of options granted during the year ended 30 June, 2005 was 20 cents. The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June, 2006 include:

(a) options are granted for no consideration, have a three life for directors and a four year life for employees, and 100% vests and is exercisable immediately for directors and two years for employees after the date of grant,
(b) exercise price: n/a (2005 - $0.62),
(c) grant date: n/a (2005 –18 August, 2004),
(d) expiry date: n/a (2005 – 16 August, 2008)
(e) share price at grant date: n/a (2005 – $0.42)
(f) expected price volatility of the Company's shares: n/a (2005 – 69%)
(g) expected dividend yield: nil (2005 – nil)
(h) risk-free interest rate: n/a (2005 – 5.38%)

The expected price volatility is based on the historic volatility (based on the remaining life of the options). adjusted for any expected changes to future volatility due to publicly available information.

(b) Payments to contractors

From time to time the Board has, on request of some contractors, issued options as part of the payment for services rendered. The terms of each issue are subject to negotiation but in every case the exercise price is never lower than the market price at the time of issue.

Options granted under the Plans carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share in Anadis Limited.

All options vest immediately.

Anadis Limited
Notes to the Financial Statements
30 June 2006

Note 26 Share based payments (continued)

(b) Payments to contractors (continued)

Date granted	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at the end of the year Number	Exercisable at end of the year Number
Anadis Limited - 2006								
3/10/02	15/8/05	0.35	50,000	-	-	(50,000)	-	-
3/10/02	15/8/05	0.39	50,000	-	-	(50,000)	-	-
10/12/02	25/11/05	0.24	50,000	-	(50,000)	-	-	-
10/12/02	25/11/05	0.27	50,000	-	(50,000)	-	-	-
12/8/03	5/6/06	0.22	50,000	-	(50,000)	-	-	-
12/8/03	5/6/06	0.25	50,000	-	-	(50,000)	-	-
30/10/03	18/9/06	0.34	50,000	-	-	-	50,000	50,000
30/10/03	18/9/06	0.38	50,000	-	-	-	50,000	50,000
18/8/04	7/4/07	0.41	50,000	-	-	-	50,000	50,000
18/8/04	7/4/07	0.46	50,000	-	-	-	50,000	50,000
14/12/04	1/11/07	0.76	50,000	-	-	-	50,000	50,000
14/12/04	1/11/07	0.85	50,000	-	-	-	50,000	50,000
22/6/05	1/3/08	0.56	50,000	-	-	-	50,000	50,000
22/6/05	1/3/08	0.63	50,000	-	-	-	50,000	50,000
8/11/05	1/7/08	0.53	-	50,000	-	-	50,000	50,000
8/11/05	1/7/08	0.60	-	50,000	-	-	50,000	50,000
Total			700,000	100,000	(150,000)	(150,000)	500,000	500,000
Weighted average exercise price			$0.44	$0.57	$0.24	$0.33	$0.55	$0.55
Anadis Limited - 2005								
14/5/02	22/4/05	0.40	200,000	-	-	(200,000)	-	-
14/5/02	22/4/05	0.45	200,000	-	-	(200,000)	-	-
3/10/02	15/8/05	0.35	50,000	-	-	-	50,000	50,000
3/10/02	15/8/05	0.39	50,000	-	-	-	50,000	50,000
10/12/02	25/11/05	0.24	50,000	-	-	-	50,000	50,000
10/12/02	25/11/05	0.27	50,000	-	-	-	50,000	50,000
12/8/03	5/6/06	0.22	50,000	-	-	-	50,000	50,000
12/8/03	5/6/06	0.25	50,000	-	-	-	50,000	50,000
30/10/03	18/9/06	0.34	50,000	-	-	-	50,000	50,000
30/10/03	18/9/06	0.38	50,000	-	-	-	50,000	50,000
18/8/04	7/4/07	0.41	-	50,000	-	-	50,000	50,000
18/8/04	7/4/07	0.46	-	50,000	-	-	50,000	50,000
14/12/04	1/11/07	0.76	-	50,000	-	-	50,000	50,000
14/12/04	1/11/07	0.85	-	50,000	-	-	50,000	50,000
22/6/05	1/3/08	0.56	-	50,000	-	-	50,000	50,000
22/6/05	1/3/08	0.63	-	50,000	-	-	50,000	50,000
Total			800,000	300,000	-	(400,000)	700,000	700,000
Weighted average exercise price			$0.37	$0.61	$0	$0.43	$0.44	$0.44

No options were forfeited during the periods covered by the above tables

The weighted average share price at the date of exercise of the options exercised the year ended 30 June, 2006 was $0.35 (2005 - n/a)

The weighted average remaining contractual life of share options outstanding at the end of the period was 1.20 years (2005 – 1.35 years)

Anadis Limited
Notes to the Financial Statements
30 June 2006

Note 26 Share based payments (continued)

(b) Payments to contractors (continued)

Fair value of options granted
The assessed fair value at grant date of options granted during the year ended 30 June, 2006 was 8.9 cents (2005 – 15 cents). The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June, 2006 include:
(a) options are granted for consultancy work, have a three year life, and 100% vests and is exercisable immediately,
(b) exercise prices are as set out in the above tables for 2006 and 2005,
(c) grant dates: are as set out in the above tables for 2006 and 2005,
(d) expiry dates: are as set out in the above tables for 2006 and 2005,
(e) share price at grant date: $0.37 (2005 – $0.44)
(f) expected price volatility of the Company's shares: 59.4% (2005 – 63%)
(g) expected dividend yield: nil (2005 – nil)
(h) risk-free interest rate: 5.5% (2005 – 5.2%)

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

(c) Expenses arising from share-based payment transactions.

Total expenses arising from share-based payment transactions recognised during the period were as follows:

	2006 $	2005 $
Options issued under employee option plans	25,378	23,260
Options issue to contractors	9,567	20,000
	34,945	43,260

Anadis Limited
Notes to the Financial Statements
30 June 2006

Note 27 Explanation of transition to Australian equivalents to IFRSs

(1) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)

(a) At the date of transition to AIFRS: 1 July, 2004

	Notes	Previous AGAAP	Effect of transition to AIFRS	AIFRS
		$	$	$
EQUITY				
Share capital		12,742,048	-	12,742,048
Accumulated losses		(8,710,720)	-	(8,710,720)
TOTAL EQUITY		4,031,328	-	4,031,328

(b) At the end of the last reporting period under previous AGAAP: 30 June, 2005

	Notes	Previous AGAAP	Effect of transition to AIFRS	AIFRS
		$	$	$
ASSETS				
CURRENT ASSETS				
Cash		178,660	-	178,660
Receivables		967,985	-	967,985
Held to maturity investments		3,479,217	-	3,479,217
Inventories		1,288,980	-	1,288,980
Other assets		126,219	-	126,219
TOTAL CURRENT ASSETS		6,041,061	-	6,041,061
NON-CURRENT ASSETS				
Plant and equipment		1,738,671	-	1,738,671
Intangibles	(a)	275,173	17,946	293,119
TOTAL NON-CURRENT ASSETS		2,013,844	17,946	2,031,790
TOTAL ASSETS		8,054,905	17,946	8,072,851
LIABILITIES				
CURRENT LIABILITIES				
Accounts payable		924,664	-	924,664
Interest bearing liabilities		-	-	-
Provisions		41,891	-	41,891
Other		125,000	-	125,000
TOTAL CURRENT LIABILITIES		1,091,555	-	1,091,555
NON-CURRENT LIABILITIES				
Provisions		22,898	-	22,898
TOTAL NON-CURRENT LIABILITIES		22,898	-	22,898
TOTAL LIABILITIES		1,114,453	-	1,114,453
NET ASSETS		6,940,452	17,946	6,958,398
EQUITY				
Share capital		16,984,561	-	16,984,561
Reserves	(b)	-	43,260	43,260
Accumulated losses	(a) (b)	(10,044,109)	(25,314)	(10,069,423)
TOTAL EQUITY		6,940,452	17,946	6,958,398

Anadis Limited
Notes to the Financial Statements
30 June 2006

Note 27 Explanation of transition to Australian equivalents to IFRSs (continued)

(2) Reconciliation of loss for the year ended 30 June, 2005

	Notes	Previous AGAAP	Effect of transition to AIFRS	AIFRS
		$	$	$
Revenue from continuing operations	(c)	5,789,760	(687,375)	5,102,385
Other income	(c)	-	687,375	687,375
Raw materials used		(3,065,639)	-	(3,065,639)
Employee benefits expense	(b)	(1,915,260)	(23,260)	(1,938,520)
Depreciation and amortisation expenses	(a)	(189,005)	17,946	(171,059)
Borrowing costs		(168)	-	(168)
Research and development – external	(b)	(789,069)	(20,000)	(809,069)
Grant application costs		(70,110)	-	(70,110)
Factory overheads		(263,208)	-	(263,208)
Directors' fees		(189,387)	-	(189,387)
Travel expenses		(93,282)	-	(93,282)
Product promotion		(377,696)	-	(377,696)
Export development costs		(18,670)	-	(18,670)
Consultants		(28,378)	-	(28,378)
Shareholder relations		(96,270)	-	(96,270)
Corporate and administrative expenses		(326,886)	-	(326,886)
Profit/ (loss) before income tax		(1,633,268)	(25,314)	(1,658,582)
Income tax benefit		299,879	-	299,879
Profit/ (loss) for the year attributable to members		(1,333,389)	(25,314)	(1,358,703)

(3) Reconciliation of cash flow statement for the year ended 30 June, 2005.

The adoption of AIFRSs has not resulted in any material adjustments to the cash flow statement.

(4) Notes to the reconciliations.

(a) Goodwill amortisation

The Company acquired the assets of Shannon Bioscience Pty. Ltd. On 22 November, 2000 and has taken the exemption provided by AASB 1 to not restate this acquisition as it occurred prior to 1 July, 2004.

There has been no effect on the date of transition.
There have been no subsequent acquisitions.

Under AIFRS goodwill is not amortised.

The effect of this is:

(i) At 1 July, 2004.
There has been no effect on the date of transition.

Anadis Limited
Notes to the Financial Statements
30 June 2006

Note 27 Explanation of transition to Australian equivalents to IFRSs (continued)

(4) Notes to the reconciliations.(continued)

(a) Goodwill amortisation (continued)

(ii) At 30 June, 2005.

There has been an increase in intangible assets of $17,946 and a corresponding decrease in accumulated losses.

(iii) For the year ended 30 June 2005.
For the Company amortisation expense has decreased by $17,946.

(b) Share based payments

Employees
Under AASB 2 share-based Payments from 1 July 2004 the Company is required to recognise an expense for those options that were issued to employees under the Anadis Executive Share Plan No.1 No 2 after 7 November 2002 but that had not vested by 1 January, 2005.

The effect of this is:

(b) At 1 July, 2004.
There has been no effect on the date of transition.

(ii) At 30 June, 2005.
There has been an increase in accumulated losses of $23,260 and a corresponding increase in reserves.

(iii) For the year ended 30 June, 2005
There has been an increase in employee benefits expense of $23,260.

Contractors

Under AASB 2 share-based Payments from 1 July 2004 the Company is required to recognise an expense for those options that were issued to contractors (in relation to research and development) and vested after 1 January, 2005.

The effect of this is:

(i) At 1 July, 2004.
There has been no effect on the date of transition.

(ii) At 30 June, 2005.
There has been an increase in accumulated losses of $20,000 and a corresponding increase in reserves.

(iii) For the year ended 30 June, 2005
There has been an increase in research and development expense of $20,000.

(c) Reclassification of other income

Under AIFRS Other Income includes grant income which is not a part of the continuing operations of the business is classified as Other Income. This is in contrast to Australian GAAP treatment under which such items were classified as revenue.

The effect of this is:
(i) At 1 July, 2004.
There has been no effect on the date of transition.

Anadis Limited
Notes to the Financial Statements
30 June 2006

Note 27 Explanation of transition to Australian equivalents to IFRSs (continued)

(c) Reclassification of other income (continued)

(ii) At 30 June, 2005
There has been no effect

(iii) For the year ended 30 June, 2005.
There has been a reclassification of $687,375 from Other income to Revenue

5 Effect of transition to AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 July 2005

The effect of transition to AASB 132 and AASB 139 at 1 July, 2005 has not resulted in any material adjustments to the financial statements.

Note 28. Economic Dependency

Anadis Limited depends for a significant volume of revenue on Aussie Bodies Pty Ltd. During the year ended 30 June 2006, approximately 77% (2005– 83%) of the Company's revenue from sale of goods was sourced from this customer. On 7 August, 2006 the Company entered into a new two year contract with Aussie Bodies Pty Ltd to manufacture milk based products effective 1 July, 2006.

Note 29. Related party transactions

Key management personnel
Disclosures relating to key management personnel are set out in Note 20.

There are no other related party transactions.

Anadis Limited
Directors' Declaration

Directors' Declaration for the year ended 30 June, 2006.

In the directors' opinion:

(a) the financial statements and notes set out on pages 30 to 77 are in accordance with the *Corporations Act 2001* including:

(i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the Company's financial position as at 30 June 2006 and of its performance, as represented by the results of its operations, changes in equity and its cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) the audited remuneration disclosures set out on pages 33 to 47 of the Directors' Report comply with Accounting Standards AASB 124 *Related Partied Disclosures* and the *Corporations Regulations 2001*

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the directors.

P MOLYNEUX
Director

C GRAHAM
Director

Melbourne
12 September 2006.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the members of Anadis Limited

Audit opinion

In our opinion

1. the financial report of Anadis Limited:

   - gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Anadis Limited as at 30 June 2006, and of its performance for the year ended on that date,
   - is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*; and

2. the audited remuneration disclosures that are contained in pages 33 to 37 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures* (AASB 124) and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the following explanation of the significant uncertainty regarding continuation as a going concern highlighted below and the rest of our audit report.

Inherent Uncertainty Regarding Continuation as a Going Concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. As a result of the matters described in Note 1, there is significant uncertainty whether the Company will be able to continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for Anadis Limited (the company), for the year ended 30 June 2006.

The company has disclosed information about the remuneration of directors and executives (remuneration disclosures) as required by AASB 124, under the heading "remuneration report" on pages 6 to 10 of the directors' report, as permitted by the *Corporations Regulations 2001*.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

PRICEWATERHOUSECOOPERS

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124 and the *Corporations Regulations 2001*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and its performance as represented by the results of its operations, changes in equity and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with AASB 124 and the *Corporations Regulations 2001*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

Anton Linschoten
Partner

Melbourne
12 September 2006

Anadis Limited
Additional ASX Information
For the year ended 30 June 2006

Additional information required by the Australian Stock Exchange not shown elsewhere in this report is as follows. The information was applicable at 31 August, 2006.

a) Statement of shareholdings
Analysis of numbers of equity security holders by size of holding

	Class of equity security	
	Shares	Options
1 – 1,000	77	-
1,001 – 5,000	468	-
5,001 – 10,000	360	-
10,001 – 100,000	788	6
100,001 and over	124	5
	1,817	11

There were 177 holders of less than a marketable parcel of ordinary shares.

b) Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest holders of quoted equity securities are listed below:

	Ordinary Shares	
	Number held	Percentage of Issued Shares
Tatura Milk Industries Limited	10,100,000	10.28
Paracroft Pty. Ltd.	9,571,051	9.74
National Nominees Limited	3,301,207	3.36
HSBC Custody Nominees (Aust) Limited.	2,000,000	2.04
Mrs. Ese Behari	1,970,718	2.01
Equity Trustees Limited <Australian New Horizons A/C>	1,864,921	1.90
HSBC Custody Nominees (Aust) Limited. – GSI ECSA	1,431,767	1.46
Kobyboyn Pty. Limited	1,237,500	1.26
Paracroft Pty. Ltd.	1,200,000	1.22
Pepella Pty. Ltd. <Gisborne Family Account>	1,153,163	1.17
Mr. Peter James Jenkins	1,140,000	1.16
Drill Investments Pty. Ltd.	1,011,000	1.03
Tartan Pines Pty. Ltd <C Graham & G Tritapepe>	1,000,000	1.02
S C Driver & J L Driver <SC Driver Super Fund A/C>	922,500	0.94
Westpac Custodian Nominees Limited	878,901	0.89
HSBC Custody Nominees (Aust) Limited. – GSCO ECA	867,069	0.88
First Guardian Capital Pty. Limited	716,767	0.73
Ginga Pty. Ltd.	710,802	0.72
Mr. Richard Wilson Darson	676,875	0.69
KPL Limited	656,000	0.67
	42,410,241	43.17

c) Voting rights

All ordinary shares carry one vote per share without restriction.

Anadis Limited
Additional ASX Information
For the year ended 30 June 2006

d) Unquoted equity securities	Number on issue	Number of holders
Options issued to take up ordinary shares	3,212,069	11

*Number of unissued ordinary shares under the options.

Holders of 20% or more of unquoted equity securities in the Company are set out below:

	Number held	Percentage
Options issued to take up ordinary shares		
HSBC Custody Nominees (Australia) Limited – GSCO ECA	862,069	26.84
Mr. Conor Graham	750,000	23.35

e) Substantial holders

Substantial holders in the Company are set out below:

	Number held	Percentage
Ordinary Shares		
Anadis Group	11,095,121	11.29
Tatura Milk industries Limited	10,100,000	10.28

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A N A D I S

4 Capital Link Drive, Campbellfield 3061 Victoria Australia – www.anadis.com.au

END